SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]                          Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2014

OR

[   ]                          Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ___________ to ____________.

Commission file number 001-02979
_______________________________________

A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:
Wells Fargo & Company 401(k) Plan
c/o Wells Fargo & Company
Sixth and Marquette
Minneapolis, MN  55479

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA  94163

(a)     The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2014 and 2013
Notes to Financial Statements

Supplemental Schedules:
Schedule G, Part III – Nonexempt Transactions for the Year Ending December 31, 2014
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014

(b)     The following Exhibit is filed as part of this Annual Report on Form 11-K:

(23)                         Consent of Independent Registered Public Accounting Firm.

WELLS FARGO & COMPANY 401(k) PLAN
Financial Statements and Supplemental Schedules
December 31, 2014 and 2013
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm
The Plan Administrator

Wells Fargo & Company 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedules, Schedule G, Part III - Nonexempt Transactions for the year ended December 31, 2014 and Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules Schedule G, Part III - Nonexempt Transactions for the year ended December 31, 2014 and Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2014 are fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP
San Francisco, California

June 18, 2015

WELLS FARGO & COMPANY 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013
	2014	2013
Assets:
Investments at fair value (notes 3, 4, 5 and 6):
Wells Fargo ESOP Fund (note 3):
Company common stock:
Allocated	$9,674,442,552	8,070,468,530
Unallocated	1,096	499
Company convertible preferred stock – unallocated	1,717,835,585	1,477,966,085
Short-term investments – allocated	115,501,917	94,527,005
	11,507,781,150	9,642,962,119
Wells Fargo Non-ESOP Fund (note 3):
Company common stock	968,951,449	731,631,669
Short-term investments	16,821,626	13,065,331
	985,773,075	744,697,000
Wells Fargo Stable Value Fund	4,017,187,498	4,050,718,155
Multi-manager funds	6,588,979,033	6,325,855,865
Collective investment funds	7,880,359,630	6,945,974,737
Mutual funds	4,396,686,816	4,007,471,340
Total investments at fair value	35,376,767,202	31,717,679,216
Notes receivable from participants	957,560,358	878,123,133
Employer match contribution receivable	153,680,655	147,924,049
Employer profit sharing contribution receivable	171,928,074	335,764,690
Other miscellaneous receivables	—	1,501,880
Other assets	59	252,791
Accrued income	28,973	28,858
Total assets	36,659,965,321	33,081,274,617
Liabilities:
ESOP notes payable – unallocated (notes 4 and 14)	(1,359,855,083)	(1,199,894,442)
Excess contributions and earnings payable (notes 2(l) and 16)	(102,762)	(132,403)
Other liability (note 11)	(30,000)	—
Total liabilities	(1,359,987,845)	(1,200,026,845)
Net assets available for benefits before adjustment	35,299,977,476	31,881,247,772
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(65,018,770)	(46,250,301)
Net assets available for benefits	$35,234,958,706	31,834,997,471

See accompanying notes to financial statements.

2

WELLS FARGO & COMPANY 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2014 and 2013
	2,014	2,013
Investment income:
Net appreciation in fair value of investments (note 5)	$2,813,020,454	5,292,527,983
Dividends, net of pass-through dividends of $48,847,578
and $45,175,975, respectively	592,599,360	527,490,164
Interest	69,552,429	79,317,363
Total investment income	3,475,172,243	5,899,335,510
Contributions:
Employer	1,016,393,410	1,193,240,092
Participants, net of excess contributions of $99,088 and
$117,245, respectively	1,410,212,816	1,326,261,586
Total contributions	2,426,606,226	2,519,501,678
Interest income from notes receivable from participants	48,593,716	41,370,642
Other income (notes 10 and 11)	71,863	1,740,357
Total additions to plan assets	5,950,444,048	8,461,948,187
Benefits paid to participants	(2,511,647,230)	(2,370,026,253)
ESOP interest expense	(38,835,583)	(37,980,680)
Total deductions to plan assets	(2,550,482,813)	(2,408,006,933)
Net increase	3,399,961,235	6,053,941,254
Net assets available for benefits:
Beginning of year	31,834,997,471	25,781,056,217
End of year	$35,234,958,706	31,834,997,471

See accompanying notes to financial statements.

3

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(1)        Description of Plan
The following description of the Wells Fargo & Company 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, as amended, for a more complete description of the Plan’s provisions.
(a)       General
The Plan is a defined contribution plan with a 401(k) feature sponsored by Wells Fargo & Company (the “Company” or “Plan Sponsor”). A portion of the Plan invested in Company stock is an Employee Stock Ownership Plan (ESOP). All subsidiaries of the Company with U.S.-based employees are participating employers in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the Internal Revenue Code (IRC), as amended. Employees, who satisfy the Plan’s eligibility requirements, become eligible to make salary deferral contributions (before‑tax, Roth, or a combination of both) on the first day of the month following one calendar month of service and are eligible to receive employer matching contributions on the first day of the quarter following the completion of one year of vesting service, subject to other eligibility requirements. Employees are also eligible to receive employer discretionary profit sharing contributions, if awarded by the Company, after completion of one year of vesting service and satisfaction of other eligibility requirements.
The Plan is a safe harbor 401(k) plan under the IRC. As a result, the matching contributions made to the Plan are considered safe harbor matching contributions, and the contributions will automatically satisfy the nondiscrimination testing requirements under IRC section 401(m). In addition, the salary deferral contributions for participants who have at least one year of service will also automatically satisfy the nondiscrimination testing requirements under IRC Section 401(k).
The Plan is administered by the Plan Administrator. The Plan document requires that Company common stock be offered as an available investment option to participants (through the Wells Fargo ESOP Fund and the Wells Fargo Non‑ESOP Fund). The Employee Benefit Review Committee (the “Committee”), whose members are appointed by the Company’s Chief Administrative Officer and Director of Human Resources, has discretion under the Plan to offer additional investment alternatives to participants. The assets of the Plan are held in trust. The Trustee is Wells Fargo Bank, N.A. (the “Trustee”), which is a wholly owned subsidiary of the Company. GreatBanc Trust Company has been appointed the Independent Fiduciary (the “Independent Fiduciary”) to act as a named fiduciary by the Company for limited purposes in connection with the ESOP provisions of the Plan.
Effective January 1, 2013, the Plan was amended and restated to, in general: (i) incorporate all previous separate amendments; (ii) to clarify and update various Plan provisions; (iii) to modify certain withdrawal, eligibility and vesting provisions; and (iv) to discontinue awarding of discretionary share award contributions on or after the effective date.
A Plan amendment was signed on December 19, 2014, in general, to: (i) amend the Plan document effective June 26, 2013 to comply with regulatory guidance issued as a result of litigation related to the Defense of Marriage Act; (ii) amend the Plan effective April 16, 2014 to add and correct information related to acquired plans; (iii) amend the Plan effective June 25, 2014 to clarify the Committee’s

4(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

authority related to investment fund options offered within the Plan; (iv) replace Exhibit I regarding Domestic Relations Orders effective January 1, 2015; and (v) modify certain rollover provisions related to Roth contributions effective January 1, 2015.

(b)        Contributions and Vesting
Each year, eligible participants may make salary deferral contributions, subject to certain limitations, from 1% to 50% of their certified compensation, as defined in the Plan. These contributions are matched by the Company in an amount equal to 100% of up to 6% of participants’ annual certified compensation. Participants age 50 or older can make before-tax catch‑up, or Roth catch‑up (or a combination of both) salary deferral contributions each year in accordance with limits set by the Internal Revenue Service (IRS). Catch‑up contributions are generally not eligible for employer match. Participants are fully vested in their salary deferral contributions. The employer matching contributions are automatically invested in the Company’s common stock, and participants can reallocate their 401(k) Plan account balance, including employer matching contributions, at any time. All actively employed participants in the Plan are fully vested in their employer matching contributions.
The Company may make a discretionary profit sharing contribution to the Plan for a year, which is allocated to eligible participants’ Plan accounts. If such a contribution is to be made for a particular year, the Company will determine the percentage of certified compensation for the year to be contributed for each eligible participant (not to exceed 4% of certified annual compensation). The contribution is automatically invested in the Wells Fargo ESOP Fund or the Wells Fargo Non-ESOP Fund, which are both primarily invested in the Company’s common stock, and becomes 100% vested after three years of service. For the year ended December 31, 2014 the Company made a 1% discretionary contribution totaling $171,928,074 and for the year ended December 31, 2013, the Company made a 2% discretionary profit sharing contribution totaling $335,764,690.
In accordance with the plan amendment effective January 1, 2013, discretionary share award contributions were discontinued as a Plan feature. Prior to January 1, 2013, the Company may have made discretionary share award contributions to the Plan for a year, which was allocated to eligible participants’ Plan accounts.
Eligible participants may also elect to rollover distributions from a former employer’s qualified retirement plan to the Plan.
(c)        Participant Accounts
Each participant’s Plan account is credited with the participant’s salary deferral contributions; the Company’s matching contributions, and any discretionary Company contributions, which are subject to investment gains and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested Plan account.
(d)        ESOP Plan Notes
As an ESOP, the Plan may borrow money from the Company or directly from outside lenders for the purpose of purchasing the Company’s common or preferred stock. The Plan may also purchase the Company’s common stock from entities other than the Company. During 2014 and 2013, the Plan borrowed money from the Company to buy Company preferred stock (note 14).

5(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(e)        Payment of Benefits and Forfeitures
Upon termination of employment, a participant may elect to receive his or her vested Plan account balance as a lump sum or as a partial lump sum distribution. The option of installment payments was only available to participants who commenced installment payments prior to January 1, 2010. Certain participants with grandfathered benefits from plans merged into the Plan may also take their benefit as an annuity. Distributions from all funds are made in cash. However, a participant invested in the Company’s common stock may elect to receive shares of the Company’s common stock with the value of fractional shares paid in cash. If the participant’s balance is less than $1,000, a distribution is made as a lump sum upon termination, unless the participant elects to rollover their account balance or takes the portion of their account invested in the Company’s common stock in shares.
While employed, a participant may make withdrawals from his or her account (as allowed under IRS regulations) subject to certain restrictions, as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship. A participant invested in the Company’s common stock may request that the withdrawal be disbursed in the form of shares of the Company’s common stock with the value of fractional shares paid in cash.
When a participant terminates employment, he or she is entitled to distribution of his or her total vested account balance. The nonvested portion is forfeited and serves to reduce future employer contributions. Forfeitures used to offset employer contributions were approximately $13,356,000 and $10,096,000 for the years ended December 31, 2014 and 2013, respectively. The unallocated forfeiture account balance was approximately $17,000 and $6,109,000 for the years ended December 31, 2014 and 2013, respectively.

(f)         Notes Receivable from Participants
Two types of participant loans are available under the Plan: general purpose and principal residence. General purpose loans may be obtained for periods of up to five years. Principal residence loans are available only to finance the purchase or construction of the participant’s principal residence, and may not exceed 20 years. Participants may have three loans outstanding at any time with one of those loans being a principal residence loan. The maximum amount of any loan, when added to the balance outstanding on all other loans to the participant, may not exceed the lesser of (1) $50,000, less the participant’s outstanding loan balance from all defined contribution plans sponsored by the Company during the preceding 12 months, or (2) 50% of the participant’s total vested account balance in the Plan. The minimum principal amount for any loan is $500. The loan interest rate is a reasonable rate determined by the Plan Administrator. Repayments on loans are generally made through biweekly payroll deductions and are immediately allocated back to the appropriate funds based on the participant’s investment elections. Loans may be repaid in full at any time. As of December 31, 2014, interest rates ranged from 3.25% to 11.50% and loans mature through December 8, 2034.
Upon termination of employment or death, loans must be repaid by the last business day of the calendar quarter following the calendar quarter in which termination or death occurred, or a taxable distribution will be declared.

6(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(g)        ESOP
The Plan purchases Company preferred stock using the proceeds of the ESOP loans. As the Plan makes payments of principal on the loans, an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the employer’s matching contribution is allocated to the participants’ accounts and invested in the Wells Fargo ESOP Fund (note 3).
Participants in the Plan may elect to have cash dividends from Company common stock that is held in their account in the Wells Fargo ESOP Fund to be either reinvested in the Plan or distributed to them in cash. Dividends on employer contribution accounts that are reinvested are used to make payments on the loans and an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the dividends are then allocated to the participant’s employer contribution accounts and reinvested in the Wells Fargo ESOP Fund.
Certain participants in the Plan are not eligible to invest in the Wells Fargo ESOP Fund, and employer contributions for these participants are automatically invested in the Company common stock in the Wells Fargo Non‑ESOP Fund. Dividends on common stock held in the Wells Fargo Non‑ESOP Fund are reinvested in the Plan within the Wells Fargo Non‑ESOP Fund.
(h)        Investment Options
Participants may direct the investment of their salary deferral contributions to the Plan in one or more of 26 investment funds (note 2(b)) in multiples of 1% of each contribution. If a participant does not choose an investment fund, the contributions are invested in the age appropriate Wells Fargo Advantage Dow Jones Target Date Fund™. Participants may change their deferral percentage or investment direction at any time.
Employer contributions are automatically invested in Company common stock. Shares of Company common stock contributed by the Company may either be authorized, but previously unissued shares, or shares held by the Company as Treasury shares. Participants have the ability to divest out of the Wells Fargo ESOP Fund or the Wells Fargo Non‑ESOP Fund at any time and reinvest in any of the other investment funds.
(2)         Summary of Significant Accounting Policies
(a)        Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
(b)        Master Savings Trust
Under the terms of a trust agreement between the Company, the Trustee, and the Plan, the Trustee manages a master trust fund (the “Trust”) on behalf of the Plan. The Trust consists solely of the Plan’s assets and the Company has elected the financial statement presentation format, which presents the Plan’s assets as if they were not part of a Master Trust.
As of December 31, 2014, the Trust is comprised of the following 27 investment funds:

7(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

100% Treasury Money Market Fund	Dow Jones Target 2050 Fund
Wells Fargo Stable Value Fund	Dow Jones Target 2055 Fund
U.S. Bond Index Fund	Large Cap Value Fund
PIMCO Global Advantage Strategy	S&P 500 Index Fund
Bond Fund	Large Cap Growth Fund
Dow Jones Target Today Fund	S&P Mid Cap Index Fund
Dow Jones Target 2010 Fund	Russell Small Cap Index Fund
Dow Jones Target 2015 Fund	Small Cap Fund
Dow Jones Target 2020 Fund	International Index Fund
Dow Jones Target 2025 Fund	International Equity Fund
Dow Jones Target 2030 Fund	Emerging Markets Equity Fund
Dow Jones Target 2035 Fund	NASDAQ 100 Index Fund
Dow Jones Target 2040 Fund	Wells Fargo ESOP Fund
Dow Jones Target 2045 Fund	Wells Fargo Non-ESOP Fund
Under the terms of the Trust agreement, the Trustee maintains custody of the 27 funds on behalf of the Plan.
(c)         Administrative Expenses
All costs and expenses of administering the Plan and Trust are paid by the Company, except for certain investment management fees, which are netted against investment returns.
(d)        Fair Value Definition and Hierarchy
Investments are reported at fair value. The Plan bases its fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Their value measurements are based on exit prices and determined by maximizing the use of observable inputs. However, for certain investments the Plan may utilize unobservable inputs in determining fair value due to the lack of observable inputs in the market, which requires greater judgment in measuring fair value.
Assets and liabilities measured at fair value are grouped in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:
•Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

•
Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model‑based valuation techniques, for which all significant assumptions are observable in the market.

•
Level 3 – Valuation is generated from model‑based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability.

8(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
In the determination of the classification of financial instruments in Level 2 or Level 3 of the fair value hierarchy, the Plan considers all available information, including observable market data, indications of market liquidity and orderliness, and its understanding of the valuation techniques and significant inputs used. Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments’ fair value measurement to its entirely. If Level 3 inputs are considered significant, the instrument is classified as Level 3. See note 6 for discussion on fair value measurements.
(e)        Investments Valuation and Income Recognition
Securities transactions are recorded on the trade‑date basis. Interest income is recorded on the accrual basis. Dividends are allocated based upon participant account holdings on the record date and are recorded in the Trust on the dividend payment date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.
As of December 31, 2014 and 2013, the Plan owned approximately 3.54% of the issued common stock of the Company. While the carrying value of these shares is based on the quoted market price, the sale of all such shares, if executed, would of necessity be accomplished over a period of time and may result in a price greater or less than the carrying value. Additionally, the Plan owned 1,377,713 shares and 1,227,182 shares of convertible preferred stock of the Company with a fair value of approximately $1,718 million and $1,478 million as of December 31, 2014 and 2013, respectively. These shares are convertible into additional shares of the Company’s common stock based on the fair value of the common stock as of the date of conversion.
On January 7, 2014, the Plan purchased 1,217,000 shares of 2014 ESOP cumulative convertible preferred stock from the Company for $1,325 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and a fair market value of $1,089 per share as of purchase date, with cumulative dividends payable quarterly at an initial annual rate of 8.70%. The note bears interest at 1.50% and is due December 31, 2023.
On January 10, 2013, the Plan purchased 1,200,000 shares of 2013 ESOP cumulative convertible preferred stock from the Company for $1,308 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and a fair market value of $1,090 per share as of December 31, 2013, with cumulative dividends payable quarterly at an initial annual rate of 8.50%. The note bears interest at 1.30% and is due in 2022.

9(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(f)         Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan and plan loan rules, as determined by the Plan Administrator.
(g)        Reporting of Fully Benefit‑Responsive Contracts
The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 946‑210‑45 and 946‑210‑50 requires fully benefit‑responsive investment contracts held by a defined‑contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined‑contribution plan attributable to fully benefit‑responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit‑responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.
(h)        Guaranteed Investment Contracts and Security‑Backed Contracts
(i)     Description
The Wells Fargo Stable Value Fund (the Fund) primarily invests in security-backed contracts issued by insurance companies and other financial institutions. The Fund also invests in Stable Return Fund G, which has an investment objective similar to that of the Fund, and Short Term Investment Fund S, which invests in highly liquid assets. The Fund uses these investments for daily liquidity needs.
A security-backed contract is an investment contract (also known as a synthetic guaranteed investment contract (GIC) or a separate account GIC) issued by an insurance company or other financial institution, backed by a portfolio of bonds. The bond portfolio is either owned directly by the Fund or owned by the contract issuer and segregated in a separate account for the benefit of the Fund. The portfolio underlying the contract is maintained separately from the contract issuer’s general assets, usually by a third-party custodian. The interest crediting rate of a security‑backed contract is based on the contract value, the fair value, duration, and yield to maturity of the underlying portfolio. These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustments to the future interest crediting rate, rather than reflected immediately in the net assets of the Fund. The issuer guarantees that all qualified participant withdrawals will be at contract value. No payments related to the security backed contracts were made by the issuers during the years ended December 31, 2014 and 2013.
Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of each issuer is evaluated and monitored through the Plan’s investment advisor credit analysis. The credit analysis includes,

10(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

but is not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability. The Plan requires that the issuers of each investment contract have at least an "A-" rating as of the contract effective date, and that  all underlying portfolio assets be rated investment grade at the time of purchase.
(ii)     Variables that Impact Future Crediting Rates
The primary variables impacting the future crediting rates of security‑backed contracts include:
•the current yield of the assets underlying the contract;
•the duration of the assets underlying the contract; and

•	the existing difference between the fair value and contract value of the assets within the contract.
(iii)    Crediting Rate Calculation Methodology
The Fund uses the following compound crediting rate formula for security‑backed contracts:
CR = [(FV/CV)(1/D))*(1+Y)]‑1, where:
CR = gross crediting rate
FV = fair value of underlying portfolio
CV = contract value
D = weighted average duration of the underlying portfolio
Y = annualized weighted average yield to maturity of the underlying portfolio
The net crediting rate reflects fees paid to security‑backed contract issuers.
(iv)    Basis and Frequency of Determining Contract Crediting Rates
The security‑backed contracts are designed to reset their respective crediting rates on a quarterly basis. but may reset more or less frequently.
(v)     Minimum Crediting Rates
Security‑backed contracts cannot credit an interest rate that is less than zero percent.
(vi)    Relationship between Future Crediting Rates and Adjustment between Fair Value and Contract Value
The crediting rate of security‑backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio

11(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.
To the extent that the underlying portfolio of a security‑backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then‑current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then‑current market rates.
(vii)   Valuation of Investments
Security‑backed contracts are carried at contract value in the aggregate, which consists of the fair value of the underlying portfolio, accrued interest on the underlying portfolio assets, the fair value of the contract, and the adjustments to contract value. These adjustments generally represent the contract value less the fair value of the contract, fair value of the underlying portfolio, and accrued interest on the underlying portfolio assets. The contract rate resets periodically, normally each quarter or semi-annually, using end‑of‑period data. The interest rate disclosed on the supplemental schedule of assets (held at end of year) represents the rate in effect on December 31, 2014. The underlying portfolio assets, the adjustments to contract value, and the accrued interest receivable are shown by contract on the supplemental schedule of assets (held at end of year). The collective trust fund and short‑term investment fund investments are carried at the reported unit value of each fund. The underlying assets may contain issues that are considered illiquid.
The fair value of a security‑backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract provided by a security‑backed contract issuer is based on the replacement cost methodology which is the present value of the difference between the replacement wrapper fee and the contracted wrapper fee. See note 6 for additional discussion on fair value measurements.
(viii)  Withdrawal and Termination Provisions
All security‑backed contracts held by the Fund are fully benefit responsive, which means withdrawals from these investment contracts may be made at contract value for qualifying benefit payments, including participant‑directed transfers.
Security‑backed contracts generally are evergreen contracts that contain termination provisions, allowing the Fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero. Security-backed contracts are not assignable or transferable without consent of the issuer and have no publicly traded secondary market.
Security‑backed contracts that permit the issuer to terminate at fair value generally provide that the Fund may elect to convert such termination to an amortization election as described below. In addition, if the Fund defaults in its obligations under the contract (including the issuer’s

12(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Fund will receive the fair value as of the date of termination. Each contract recognizes certain “events of default” which can invalidate contracts’ coverage. Among these are investments outside of the range of investments which are permitted under the investment guidelines contained in the investment contract, fraudulent or other material misrepresentations made to the investment contract provider, changes of control of the investment adviser not approved by the contract issuer, changes in certain key regulatory requirements, or failure of the Plan to be tax qualified.
Generally, security‑backed contracts permit the issuer or investment manager to elect at any time to convert the underlying portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying portfolio on the date of the amortization election. After the effective date of an amortization election, the underlying portfolio must conform to the guidelines agreed upon by the contract issuer and the investment manager for the amortization election period. The guidelines are intended to result in the convergence of the contract value and the fair value of the underlying portfolio by the termination date.
Security‑backed contracts also generally provide for withdrawals associated with certain events, which are not in the ordinary course of plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events, which may trigger a market value adjustment; however, such events may include, but not limited to, the following:
•material amendments to the Plan’s structure or administration;
•complete or partial termination of the Plan, including a merger with another plan;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•
the withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan or participating plans; and

•	the delivery of any communication to plan participants designed to influence a participant not to invest in the Plan.
At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

13(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(ix)    Investment Transactions and Interest Income
Investment transactions are accounted for on a trade‑date basis. Realized gains and losses within the portfolios underlying the security‑backed contracts are determined on the basis of average cost. Interest income, including the amortization of premiums and discounts, is recorded on an accrual basis.
(x)     Unit Issues, Redemptions, Distributions
In accordance with the terms of the Investment Advisory Agreement, the net asset value of the Fund is calculated daily, and net investment income and realized and unrealized gains on investments are not distributed, but rather reinvested and reflected in the net asset value of the Fund. Units of the Fund are issued and redeemed at the current net asset value.
(xi)    Average Yields
The average yield for the investment contracts based on actual earnings at December 31, 2014 and 2013 was 1.50%. This represents the annualized earnings of all investments in the Fund divided by the fair value of all investments in the Fund at December 31, 2014 and December 31, 2013, respectively.
The average yield adjusted to reflect the actual interest rate credited to participants at December 31, 2014 and 2013 was 1.80% and 1.81%, respectively. This represents the annualized earnings credited to participants in the Fund divided by the fair value of all investments in the Fund at December 31, 2014 and 2013, respectively.
(xii)   Securities Purchased on a Forward‑Commitment Basis
Delivery and payment for securities that have been purchased by the portfolios underlying the security‑backed contracts of the Fund on a when‑issued or other forward‑commitment basis can take place a month or more after the transaction date. During this period, such securities do not earn interest, are subject to market fluctuation, and may increase or decrease in value prior to their delivery. The purchase of securities on a when‑issued or other forward‑commitment basis may increase the volatility of the portfolios underlying the security‑backed contracts if the Fund makes such purchases while remaining substantially fully invested.
In connection with its ability to purchase securities on a forward‑commitment basis, the Fund may enter into mortgage dollar rolls in which the Fund sells securities purchased on a forward‑commitment basis and simultaneously contracts with a counterparty to repurchase similar (same type, coupon, and maturity), but not identical, securities on a specified future date at a lower purchase price relative to the current market.

14(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(xiii)  Securities Sold on a Forward‑Commitment Basis
The portfolios underlying the security‑backed contracts of the Fund may enter into forward sale commitments to hedge portfolio positions or to sell mortgage‑backed securities under delayed delivery arrangements. Proceeds of forward sale commitments are not received until the contractual settlement date. During the time a forward sale commitment is outstanding, equivalent deliverable securities or an offsetting forward purchase commitment, deliverable on or before the sale commitment date, is used to satisfy the commitment.
Generally, unsettled forward sale commitments are valued at the current fair value of the underlying securities. The forward sale commitment is “marked‑to‑market” like other securities in the Fund, and the change in fair value is recorded by the portfolios underlying the security‑backed contracts as an unrealized gain or loss. If the forward sale commitment is closed through the acquisition of an offsetting purchase commitment, the underlying portfolio realizes a gain or loss. If the underlying portfolio delivers securities under the commitment, the underlying portfolio realizes a gain or a loss from the sale of the securities based upon the fair value established at the effective date of the commitment.
(xiv)  Futures Transactions
The Fund may use futures contracts to gain or to hedge against broad market, interest rate or currency exposure. In order to gain exposure to or to protect against changes in the market, the portfolios underlying the security‑backed contracts of the Fund may buy or sell financial futures contracts on any U.S. or foreign exchange. Risks of entering into futures transactions include the possibility that there may be an illiquid market at the time of settlement or that a change in the value of the contract may not correlate with changes in the value of the underlying securities.
Upon entering into a futures contract, the Fund is required to deposit either cash or securities in an amount equal to a percentage of the futures contract value (initial margin). Subsequent payments (variation margin) are made or received by the Fund each day. The variation margin payments reflect the daily changes in the futures contract value and are recorded as unrealized gains and losses. The underlying portfolio recognizes a realized gain or loss when the futures contract is closed or expires. With futures, there is minimal counterparty risk to the Fund since futures are exchange traded and the exchange’s clearinghouse, as counterparty to all exchange traded futures, guarantees the futures against default.
(xv)   Interest Rate Swap Transactions
To preserve a return or spread on a particular investment underlying a security-backed contract, to create synthetic adjustable-rate mortgage securities, or for other non-speculative purposes, the Fund may enter into various hedging transactions, such as interest rate swaps. Interest rate swaps involve the exchange of commitments to pay or receive interest, for example an exchange of floating-rate payments for fixed-rate payments. The underlying portfolio records the amount of interest accrued due to or owed by the Fund according to the payment terms of the interest rate swap as an increase or decrease in realized gains or losses. The Fund may also buy or write options to enter into an

15(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

interest rate swap at a future date (swaption). The Fund may engage the security‑backed contract issuer as the counterparty to the interest rate swap transaction.
If forecasts of interest rates and other market factors are incorrect, the Fund’s investment performance will diminish compared to what performance would have been if these investment techniques were not used. Even if the forecasts are correct, there is the risk that the positions may correlate imperfectly with the asset or liability being hedged. Other risks of entering into these transactions are that a liquid secondary market may not always exist or that the counterparty to a transaction may not fulfill the required commitments.
Interest rate swaps are valued and recorded by the Fund in the form of unrealized appreciation or depreciation. The Fund will realize a gain or loss when the interest rate swap expires or closes. The Fund records as an increase or decrease to realized gains (losses), the amounts paid or received by the Fund according to the payment terms of the interest rate swap. Interest rate swaps are valued based on prices quoted by independent brokers. Positions for which quotations are not readily available are valued at fair value as determined by the Investment Advisor. These valuations represent the net present value of all future cash settlement amounts based on the implied forward interest rates.
(xvi)  Expenses
The Fund pays wrapper contract fees to the security‑backed contract issuers to assure contract liquidity for plan participant‑directed withdrawals. Annual investment management fees in 2014 and 2013 were $391,344 and $382,796, respectively, based on separate agreements for various types of instruments.

(i)          Risks and Uncertainties
The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
(j)          Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
(k)        Payment of Benefits
Benefits are recorded when paid.

16(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(l)       Excess Contributions and Earnings Payable
Excess contributions and earnings payable represent amounts withheld from participants in excess of IRC limitations that are to be refunded at year‑end. As of December 31, 2014 and 2013, $102,762 and $132,403, respectively, of excess contributions and earnings thereon are required to be refunded prior to December 31, of the subsequent year. These amounts were refunded to participants prior to March of the year following the plan year‑end. Excess contributions and earnings are netted against contributions and interest income in the statements of changes in net assets available for benefits.
(3)        Wells Fargo ESOP Fund and Wells Fargo Non‑ESOP Fund
The Company’s common and preferred shares held in the Wells Fargo ESOP Fund that were purchased with the proceeds of the ESOP loans from the Company represent leveraged shares. These shares are held in an account called the “Unallocated Reserve.” The leveraged shares are released from the Unallocated Reserve as the ESOP loans are repaid and any preferred leverage shares are converted into Company common stock for allocation to participants’ Plan accounts. The preferred shares are convertible based on the then current market price of the common stock. Such stock is used to provide all or part of the Company matching contributions credited to participants’ accounts (note 1(g)).
Each participant is entitled to exercise voting rights attributable to the Company common stock allocated to his or her Plan account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee will vote all shares of Company common stock held in the Wells Fargo ESOP Fund, Wells Fargo Non‑ESOP Fund and the Unallocated Reserve in proportion to “votes’ cast by participants.
Participants may elect to have dividends on their vested accounts held in the Wells Fargo ESOP Fund paid to them in cash or have the dividends automatically reinvested in additional shares of Company common stock in the Wells Fargo ESOP Fund. The dividend will be automatically reinvested in the Plan if: (i) a participant makes no election, (ii) if the total vested dividend for a participant is less than $5, or (iii) the participant is deceased. Participants may not elect to have dividends on their vested accounts in the Wells Fargo Non‑ESOP Fund paid to them in cash. Dividends on common stock held in the Wells Fargo Non‑ESOP Fund are reinvested in the Plan within the Wells Fargo Non‑ESOP Fund.
The Plan provides that dividends received on the Company’s common and preferred stock held in the Unallocated Reserve, dividends attributable to the portion of the participants’ employer contribution account that are reinvested and dividends that are attributable to the participants’ nonvested accounts will be applied to make any required ESOP loan payments. Shares of the Company’s common stock that are released due to such ESOP loan payments will be transferred to the Wells Fargo ESOP Fund as reinvested dividends. To the extent that such dividends are not sufficient to make required ESOP loan payments, employer contributions will be applied to make the required payments.
In the event that the total dividends on the Company’s common stock held in the Wells Fargo ESOP Fund that are to be reinvested in participant employer contribution accounts exceed the amount that can be paid as allowable ESOP loan payments, the Plan will reclassify the dividend cash received that was not used as ESOP loan payments as an employer contribution. The Company will in turn fund that portion of the dividend with shares of Company common stock. Any amount of dividend cash that is reclassified as an employer contribution will be transferred to the Unallocated Reserve and will be used to make payments to fund the Company matching

17(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

contributions. Such reclassification amounted to $81.2 million and $102.1 million in 2014 and 2013, respectively.
(4)        Shares and Investments Not Directed by Participants
Information about the net assets and significant components of the changes in net assets relating to nonparticipant directed investments as of and for the years ended December 31, 2014 and 2013 is presented in the following tables.

	2014	2013
	ESOP	ESOP
	Unallocated	Unallocated
Assets:
Company common stock	$1,096	499
Company convertible preferred stock	1,717,835,585	1,477,966,085
Total investments	1,717,836,681	1,477,966,584
Accrued interest income	4,747	9,559
Total assets	1,717,841,428	1,477,976,143
Liabilities:
Notes payable	(1,359,855,083)	(1,199,894,442)
Total liabilities	(1,359,855,083)	(1,199,894,442)
Net assets available for benefits	$357,986,345	278,081,701
Company common shares:
Number of shares	20	11
Cost	$1,045	441
Fair value	1,096	499
Company convertible preferred shares:
Number of shares	1,377,713	1,227,182
Cost	$1,497,106,508	1,331,927,648
Estimated fair value	1,717,835,585	1,477,966,085

18(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

	2014	2013
	ESOP	ESOP
	Unallocated	Unallocated
Contributions	$978,377,075	972,855,484
Net depreciation	(20,974,993)	(90,392,355)
Dividend income	152,451,826	132,020,906
Interest income	37,498	30,104
Notes payable interest expense	(38,835,583)	(37,980,680)
Release of common stock 21,362,787 and 27,727,500
shares for 2014 and 2013, respectively	(991,151,179)	(882,237,915)
Increase in net assets	79,904,644	94,295,544
Net assets:
Beginning of year	278,081,701	183,786,157
End of year	$357,986,345	278,081,701

19(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(5)         Investments
The following represents the Plan’s investments as of December 31, 2014 and 2013. Individual investments which represent 5% of net assets available for benefits are separately identified (†):

	2014	2013
Assets:
Wells Fargo ESOP Fund †:
Company common stock*
Allocated	$9,674,442,552	8,070,468,530
Unallocated	1,096	499
Company convertible preferred stock – unallocated*	1,717,835,585	1,477,966,085
Short-term investments – allocated*	115,501,917	94,527,005
Total ESOP Fund	11,507,781,150	9,642,962,119
Wells Fargo Non-ESOP Fund :
Company common stock*	968,951,449	731,631,669
Short-term investments*	16,821,626	13,065,331
Total Non-ESOP Fund	985,773,075	744,697,000
Wells Fargo Stable Value Fund*†:
Security-backed contracts:
Underlying securities of security-backed contracts	3,549,669,778	3,584,484,562
Receivable for investment securities sold	6,916,000	—
Accrued interest receivable	7,663,618	8,969,355
Deposits with brokers for future transactions	103,872	162,371
Receivable for investment payments due	710,478	588,257
Receivable for swap payments due	—	121,763
Wrapper contracts at fair value	603,523	613,914
Variation margin (payable) receivable	(11,407)	11,454
Cash overdraft	—	(23,752)
Payable for investment securities purchased	(6,951,000)	(2,552,344)
Wrapper contract fee payable	(1,259,696)	(1,152,486)
Investment management fee payable	(100,114)	(97,829)
Pending trades	(5,628,573)	(10,467,731)
Payable for securities purchased on a forward
commitment basis	(11,586,289)	(40,835,347)
Total security-backed contracts	3,540,130,190	3,539,822,187

20(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

	2014	2013
Collective Investment Fund:
Wells Fargo Short Term Investment Fund G*	$326,059,632	363,083,757
Wells Fargo Stable Return Fund G*	150,997,676	147,812,211
Total Collective Investment Fund	477,057,308	510,895,968
Total Wells Fargo Stable Value Fund	4,017,187,498	4,050,718,155
Multi-manager funds:
Wells Fargo Large Cap Value Fund †:
Dodge and Cox Stock mutual fund	745,589,407	698,657,399
MFS Large Cap Value collective investment fund	725,466,492	675,142,269
T Rowe Price Equity Income Fund	732,503,178	669,827,655
Total Wells Fargo Large Cap Value Fund	2,203,559,077	2,043,627,323
Wells Fargo Large Cap Growth Fund ††:
Los Angeles Large Cap Growth collective investment fund	587,749,581	515,049,825
T Rowe Price Blue Chip Growth collective investment fund	605,495,825	530,337,575
Delaware US Growth mutual fund	583,719,660	516,181,541
Total Wells Fargo Large Cap Growth Fund	1,776,965,066	1,561,568,941
Wells Fargo Small Cap Fund:
Wells Fargo Advantage Emerging Growth mutual fund*	210,066,274	214,369,961
Advisory Research Small Cap collective investment fund	213,859,602	215,788,046
SSGA Russell Small Cap Index Non Lending collective
investment fund	439,266,886	440,344,796
Wellington Select Small Cap Growth collective investment
fund	211,121,169	216,465,295
Wellington Small Cap Value collective investment fund	212,806,822	211,749,400
Total Wells Fargo Small Cap Fund	1,287,120,753	1,298,717,498

21(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

	2014	2013
International Equity Fund:
Wells Fargo/Thornburg International collective investment
fund*	$330,724,564	355,502,627
American Funds EuroPacific Growth mutual fund	661,604,113	707,270,299
Harbor International Fund mutual fund	329,005,460	359,169,177
Total International Equity Fund	1,321,334,137	1,421,942,103
Total multi-manager funds	6,588,979,033	6,325,855,865
Collective investment funds:
US Bond Index Fund	972,533,818	920,328,247
S&P 500 Index Fund†	2,867,983,668	2,459,293,346
S&P MidCap Index Fund	1,602,940,018	1,465,494,324
Russell Small Cap Index Fund	473,883,847	425,330,347
Emerging Markets Index Fund	629,762,848	624,459,472
International Index Fund	374,278,465	337,429,288
NASDAQ 100 Index Fund	958,976,966	713,639,713
Total collective investment funds	7,880,359,630	6,945,974,737
Mutual funds:
WF Advantage Dow Jones Target Today Fund*	137,471,379	136,020,697
WF Advantage Dow Jones Target 2010 Fund*	59,400,644	65,001,356
WF Advantage Dow Jones Target 2015 Fund*	202,141,389	212,504,799
WF Advantage Dow Jones Target 2020 Fund*	452,957,871	412,594,630
WF Advantage Dow Jones Target 2025 Fund*	1,038,111,862	1,028,945,891
WF Advantage Dow Jones Target 2030 Fund*	533,795,624	456,163,308
WF Advantage Dow Jones Target 2035 Fund*	339,593,673	293,900,710
WF Advantage Dow Jones Target 2040 Fund*	394,678,654	330,735,351
WF Advantage Dow Jones Target 2045 Fund*	172,637,333	130,873,816
WF Advantage Dow Jones Target 2050 Fund*	559,560,142	523,141,794
WF Advantage Dow Jones Target 2055 Fund*	76,886,789	44,819,533
WF Advantage 100% Treasury Money Market Fund*	285,416,835	251,942,012
PIMCO Global Advantage Bond Fund	144,034,621	120,827,443
Total mutual funds	4,396,686,816	4,007,471,340
Total investments of fair value	35,376,767,202	31,717,679,216

22(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

	2014	2013
Adjustments from fair value to contract value for
fully benefit-responsive investment contracts held in
the Stable Value Fund:
Security-backed contracts	$(62,933,989)	(45,077,188)
Collective investment fund	(2,084,781)	(1,173,113)
Total adjustment from fair value to
contract value	(65,018,770)	(46,250,301)
Total investments as adjusted	$35,311,748,432	31,671,428,915
* Represents related-party and party-in-interest (note 9)
(††) Represents 5% of net assets available for benefits as of December 31, 2014 only.

During 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,813,020,454and $5,292,527,983, respectively, as summarized below:

	2014	2013
Net appreciation (depreciation) in fair value of investments:
Wells Fargo ESOP Fund:
Company common stock – allocated	$1,707,713,577	2,161,547,501
Company common stock – unallocated	85	134
Company convertible preferred stock – unallocated	(20,975,078)	(90,392,489)
Wells Fargo Non-ESOP Fund:
Company common stock – allocated	160,374,087	181,105,327
Multi-manager funds	278,705,429	1,499,694,473
Collective investment funds	653,462,077	1,267,767,153
Mutual funds	33,740,277	272,805,884
	$2,813,020,454	5,292,527,983

(6)        Fair Value Measurements
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.
Investments in mutual funds are valued at fair value based upon quoted prices in an active market.
Investments in collective investment funds are valued at NAV as a practical expedient for fair value. The NAV is based on the value of the underlying investments which are traded on an active market.

23(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Investments in multi‑manager funds are valued at fair value based upon the value of the underlying funds, which include publicly traded mutual funds and collective investment funds, as described above.
Investments in the Company’s common stock are valued at quoted market values.
Investments in the Company’s convertible preferred stockare valued at appraised value by an independent pricing service. The independent pricing service models the expected cash flows with the contractual dividends and Company’s common shares equal to $1,000 upon conversion of a preferred share. The independent pricing service then discounts the cash flows back to the present value by the appropriate preferred discount rate which is determined by analyzing a variety of market yields, including yields on preferred securities and bonds issued by the Company and institutions similar to the Company.
The Wells Fargo ESOP Fund and Wells Fargo Non‑ESOP Fund are managed as unitized accounts that hold Wells Fargo common stock and a small percentage of a Short Term Investment Fund (STIF) to provide daily liquidity. Short‑term investments are investments in collective investment funds.
As described in (2)(h)(vii), the fair value of a guaranteed investment contract is based on the present value of future cash flows using the current discount rate. The discount rate and future cash flows are directly observable inputs. Similarly, the fair value of a wrapper contract provided by a security‑backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee. The fees and discount rate are also directly observable inputs.
The fair values of the security‑backed  contracts are based on the cumulative value of their underlying portfolios and wrapper contracts. Investments in security‑backed contracts are similar to positions in investment funds, as the security‑backed contracts allow for periodic deposits and withdrawals. Prices for securities held in the underlying portfolios are primarily obtained from independent pricing services. These prices are based on observable market data for the same or similar securities. To a lesser extent, indicative quotes are obtained from independent brokers. Broker prices may be based on observable market data for the same or similar securities. Finally, when accurate prices are unavailable from either of those two sources, securities may be priced internally, using a combination of observable and unobservable market data. All prices are validated through internal price models.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes it valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. Please refer to note 2(d) for the definition of fair value and the fair value hierarchy.

24(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013, respectively:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic large-cap stocks	$527,013,375	—	—	527,013,375
Domestic mid-cap stocks	529,597,926	—	—	529,597,926
Domestic small-cap stocks	527,013,375	—	—	527,013,375
Emerging markets stocks	240,833,129	—	—	240,833,129
International stocks	525,133,702	—	—	525,133,702
International fixed income	144,034,621	—	—	144,034,621
Domestic intermediate (core)
fixed income	1,432,987,674	—	—	1,432,987,674
Short term investments	470,073,014	—	—	470,073,014
Total mutual funds	4,396,686,816	—	—	4,396,686,816
Collective investment funds:
Domestic large-cap stocks	—	3,826,960,634	—	3,826,960,634
Domestic mid-cap stocks	—	1,602,940,018	—	1,602,940,018
Domestic small-cap stocks	—	473,883,847	—	473,883,847
Emerging markets stocks	—	629,762,848	—	629,762,848
International stocks	—	374,278,465	—	374,278,465
Domestic intermediate (core)				—
fixed income	—	972,533,818	—	972,533,818
Total collective
investment funds	—	7,880,359,630	—	7,880,359,630
Multi-manager funds:
Domestic large-cap stocks	1,329,309,067	2,651,215,077	—	3,980,524,144
Domestic small-cap stocks	210,066,274	1,077,054,478	—	1,287,120,752
International stocks	990,609,573	330,724,564	—	1,321,334,137
Total multi-
manager funds	2,529,984,914	4,058,994,119	—	6,588,979,033
Company common stock	10,643,395,097	—	—	10,643,395,097
Company convertible preferred
stock	—	—	1,717,835,585	1,717,835,585
Short term investments	—	132,323,543	—	132,323,543
Wells Fargo Stable Value fund	—	4,017,187,498	—	4,017,187,498
Total investments	$17,570,066,827	16,088,864,790	1,717,835,585	35,376,767,202

25(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic large-cap stocks	$504,146,543	—	—	504,146,543
Domestic mid-cap stocks	506,618,951	—	—	506,618,951
Domestic small-cap stocks	504,146,543	—	—	504,146,543
Emerging markets stocks	230,383,507	—	—	230,383,507
International stocks	502,348,427	—	—	502,348,427
International fixed income	120,827,443	—	—	120,827,443
Domestic intermediate (core)
fixed income	1,230,788,184	—	—	1,230,788,184
Short term investments	408,211,742	—	—	408,211,742
Total mutual funds	4,007,471,340	—	—	4,007,471,340
Collective investment funds:
Domestic large-cap stocks	—	3,172,933,059		3,172,933,059
Domestic mid-cap stocks	—	1,465,494,324	—	1,465,494,324
Domestic small-cap stocks	—	425,330,346	—	425,330,346
Emerging markets stocks	—	624,459,472	—	624,459,472
International stocks	—	337,429,288	—	337,429,288
Domestic intermediate (core)
fixed income	—	920,328,248	—	920,328,248
Total collective
investment funds	—	6,945,974,737	—	6,945,974,737
Multi-manager funds:
Domestic large-cap stocks	1,214,838,940	2,390,357,325	—	3,605,196,265
Domestic small-cap stocks	214,369,961	1,084,347,536	—	1,298,717,497
International stocks	1,066,439,476	355,502,627	—	1,421,942,103
Total multi-
manager funds	2,495,648,377	3,830,207,488	—	6,325,855,865
Company common stock	8,802,100,698	—	—	8,802,100,698
Company convertible preferred
stock	—	—	1,477,966,085	1,477,966,085
Short term investments	—	107,592,336	—	107,592,336
Wells Fargo Stable Value fund	—	4,050,718,155	—	4,050,718,155
Total investments	$15,305,220,415	14,934,492,716	1,477,966,085	31,717,679,216

Changes in Fair Value Levels
The Plan monitors the availability of observable market data to assess the appropriate classification of investments within the fair value hierarchy and transfer between Level 1, Level 2 and Level 3 accordingly. Observable market data includes but is not limited to quoted prices and market transactions. Changes in economic conditions or market liquidity generally will drive changes in availability of observable market data. Changes

26(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

in availability of observable market data, which also may result in changing the valuation techniques used, are generally the cause of transfers between Level 1, Level 2 and Level 3. There were no transfers between the fair value levels in 2014 or 2013.
Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets:

Company
convertible
preferred
stock
Balance, December 31, 2012	$1,169,632,813
Realized losses	(96,038,475)
Unrealized gains relating to instruments still held at the reporting date	5,645,986
Purchases	1,308,000,000
Sales	(1,093,956,325)
Issuances	1,104,901,013
Settlements	(920,218,927)
Balance, December 31, 2013	1,477,966,085
Realized losses	(114,671,326)
Unrealized gains relating to instruments still held at the reporting date	93,696,248
Purchases	1,325,313,000
Sales	(1,165,352,359)
Issuances	1,130,871,211
Settlements	(1,029,987,274)
Balance, December 31, 2014	$1,717,835,585

27(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Level 3 Significant Unobservable Inputs
The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of those Level 3 assets measured at fair value for which the Plan uses an internal model.

			Significant
	Fair value	Valuation	unobservable	Range of	Weighted
	Level 3	techniques	inputs	inputs	average (1)
December 31, 2014:
Convertible preferred stock	$1,717,835,585	Discounted	Discounted
		cash flow	rate	2.17% – 3.79%	3.60%
December 31, 2013:
Convertible preferred stock	$1,477,966,085	Discounted	Discounted
		cash flow	rate	2.17% – 3.90%	3.66%
(1)	Weighted averages are calculated using outstanding shares.

Level 3 Valuation Processes and Significant Fair Value Input Sensitivity
The Independent Fiduciary, acting on behalf of the Plan, has been given the responsibility by the Company to provide an opinion as to the values, as of December 31, 2014 and 2013, of the various series of Company preferred stock sold by the Company to the Plan through the ESOP portion of the Plan. The Independent Fiduciary generally determines fair value of our Level 3 assets by retaining a qualified independent financial advisor to render an opinion as to the fair value of each of the Company’s preferred stock series outstanding as of December 31, 2014 and 2013. The independent financial advisor reports directly to the Independent Fiduciary and not to the Trustee or the Company. The independent financial advisor generally uses discounted cash flow or similar internal modeling techniques to determine the fair value of the Plan’s Level 3 assets. Discounted cash flow valuation techniques generally consist of developing an estimate of future cash flows that are expected to occur over the life of an investment and discounting those cash flows at a rate of return that results in the fair value amounts. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on fair value.
Certain of these unobservable inputs will (in isolation) have a directionally consistent impact on the fair value of the instrument for a given change in that input. Alternatively, the fair value of the instrument may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular instrument. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated on one another), which may counteract or magnify the fair value impact. These Level 3 assets would decrease (increase) in value based upon an increase (decrease) in discount rate.

28(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Alternative Investments
The following table summarizes the Plan’s investments at December 31, 2013 and 2012 in various types of funds that use the fund’s NAVs as a practical expedient to measure fair value. The fair values presented in the table are based upon the funds’ NAV or an equivalent measure.

				Redemption
		Unfunded	Redemption	notice
	Fair value	commitments	frequency	period
December 31, 2014:
Collective investment funds:
Domestic large-cap stocks (a)	$6,478,175,711	—	daily	n/a
Domestic mid-cap stocks (b)	1,602,940,018	—	daily	n/a
Domestic small-cap stocks (c)	1,550,938,325	—	daily	n/a
Emerging markets stocks (d)	629,762,848	—	daily	n/a
International stocks (e)	705,003,029	—	daily	n/a
Domestic intermediate (core)
fixed income (f)	972,533,818	—	daily	n/a
Total collective
investment funds	11,939,353,749	—
Total	$11,939,353,749	—

29(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

					Redemption
			Unfunded	Redemption	notice
		Fair value	commitments	frequency	period
December 31, 2013:
	Collective investment funds:
	Domestic large-cap stocks (a)	$5,563,290,384	—	daily	n/a
	Domestic mid-cap stocks (b)	1,465,494,324	—	daily	n/a
	Domestic small-cap stocks (c)	1,509,677,882	—	daily	n/a
	Emerging markets stocks (d)	624,459,472	—	daily	n/a
	International stocks (e)	692,931,915	—	daily	n/a
	Domestic intermediate (core)
	fixed income (f)	920,328,248	—	daily	n/a
	Total collective
	investment funds	10,776,182,225	—
	Total	$10,776,182,225	—

n/a – Not applicable
(a)	The investment objectives of the underlying funds include: to match the performance, before fees
	and expenses, of the S&P 500 Index or NASDAQ-100 Index, to outperform the Russell 1000 Growth
	Index or Russell 1000 Value Index or to provide substantial dividend income and provide long-term
	growth of capital.
(b)	The fund attempts to match the performance, before fees and expenses, of the S&P MidCap
	400 Index.
(c)	The underlying funds attempt to match the performance, before fees and expenses, of the Russell
	2000 Index, or outperform the Russell 2000 Growth Index or Russell 2000 Value Index.
(d)	The fund’s investment objective is to achieve long-term capital appreciation in equity and equity
	related securities of issuers that are located, or do significant business, in emerging market
	countries.
(e)	The fund attempts to match the performance, before fees and expenses, of the MSCI EAFE Index.
(f)	The fund attempts to match the performance, before fees and expenses, of the Barclays Capital U.S.
	Aggregate Bond Index.

(7)        Concentration of Investments
The Plan’s investment in shares of the Company’s common and preferred stock aggregate 34.94% and 32.41% of total investments as of December 31, 2014 and 2013, respectively. The Company, incorporated in Delaware, is a diversified financial services company providing banking, mortgage, and consumer finance throughout North America. The quoted market price of the Company’s common stock was $54.82 as of December 31, 2014 and $57.17 as of June 17, 2015.

30(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(8)        Financial Instruments with Off‑Balance‑Sheet Risk
In the normal course of business, the Plan, through the securities‑backed contracts of the Wells Fargo Stable Value Fund, enters into transactions in various financial instruments with off‑balance‑sheet risk. The Plan may buy or sell interest rate futures contracts to protect against changes in the market. Payments are made or received by the Plan each day equal to the daily changes in the contract value and are recorded as appreciation or depreciation. The Plan may also purchase forward contracts on foreign currency as protection against changes in exchange rates. Such contracts are reported at fair value based on current exchange rates. Due to the inherent volatility in these financial instruments, the values of these investments may change in the near term, and those changes could differ materially from the amounts reported in the net assets of the Plan.
Credit risk represents the potential loss to the Plan due to possible nonperformance by obligors and counterparties of the terms of their contracts. Market risk represents the potential loss to the Plan due to the decrease or increase in the value of an off‑balance‑sheet financial instrument caused primarily by changes in interest rates or foreign exchange rates, or a combination thereof.
Forward contracts and futures represent commitments to purchase or sell securities, money market instruments, or foreign currencies at a future date and at a specified price. Short sells represent commitments to purchase securities at a future date and at a specified price. Both credit and market risks exist with respect to forward contracts. Market risk exists with respect to futures and short sells. These positions are carried at current market value, and the unrealized gain or loss is included in the net assets of the Plan. Financial futures are marked to market and settled with the broker on a daily basis. The Plan does not anticipate that losses, if any, as a result of credit or market risk would materially affect the net asset position of the Plan. The Plan, to a limited extent, enters into transactions involving other financial instruments and commitments as an integral part of the overall management of the investment portfolio.
The following table summarizes the aggregate notional amounts and estimated fair value for the Plan’s derivative financial instruments as of December 31, 2014 and 2013:

	2014		2013
	Notional	Unrealized	Notional	Unrealized
	amount	gain	amount	gain
Future contracts	$(9,674,515)	21,250	(16,968,409)	218,942

Net realized losses on futures for the years ended December 31, 2014 and 2013 were $66,372 and $181,102, respectively and are included in interest income on the statements of changes in net assets available for benefits.

(9)         Related‑Party Transactions
The Plan engages in transactions involving acquisition or disposition of units of participation in commingled investment funds of the Company, as well as registered investment funds managed by the Company and the Trustee, all of which are parties in interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.

31(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

During 2014 and 2013, the Plan purchased Company preferred stock for the ESOP from the Company (note 2(e)) and allowed participants to invest in Company common stock.

(10)	Other Income
The Plan periodically receives monies from litigation settlements or other residual proceeds (“Proceeds”) related to the Plan, or prior plans that merged into the Plan, in which the Plan Administrator is responsible for determining how these Proceeds will be allocated to the Plan.
On March 24, 2014, the Plan received $691,426 and $344,764 of Proceeds related to the Wachovia Corporation Common Stock Fund (ESOP) and the Wachovia Corporation Common Stock Fund (Non-ESOP), respectively, fund options of the Wachovia Savings Plan. The Wachovia Savings Plan merged into the Plan effective December 31, 2009.
On April 1, 2014, the Plan received $124,762 in litigation settlements for the A.G. Edwards, Inc. Retirement and Profit Sharing Plan for the Wachovia Corporation Common Stock Fund. The A.G. Edwards, Inc. Retirement and Profit Sharing Plan merged into the Plan effective July 1, 2011.
On May 16, 2014, the Plan received $166,419 in litigation settlements for the A.G. Edwards Inc. Retirement and Profit Sharing Plan for the eligible investors who held shares in certain Nations mutual funds and other mutual funds during the period from 2000 through mid-2003.
Total proceeds of $1,092,693 were received on April 17 and 18, 2013 for a class action suit on the MFS Funds, Franklin Templeton Funds and Alliance Bernstein Funds held by the A.G. Edwards Retirement and Profit Sharing Plan, a plan that merged into the Plan on July 11, 2011.
On April 11, 2013, the Plan received net proceeds of $2,291,015 from Credit Suisse as part of the National Century Financial Enterprises securities litigation. These funds were deposited into the Wells Fargo Stable Value Fund.
On September 12, 2013, the Plan received net proceeds of $26,413, resulting from the Schering Plough securities litigation in the First Security Plan. The First Security Plan merged into the Plan on January 1, 2001.
On September 12, 2013, the Plan also received net proceeds of $68, resulting from the Qwest Communications securities litigation in the First Security Plan.
On September 12, 2013, the Plan received net proceeds of $128 for MFS Funds resulting from the Bank of America securities litigation in the Insurance Risk Manager 401(k) Plan. The Insurance Risk Manager 401(k) Plan merged into the Plan on July 1, 2002.
On September 5, 2013, the Plan received net proceeds of $56 on behalf of the Wells Fargo Financial TAPS, resulting from Franklin Templeton Mutual Fund class action suit. The Wells Fargo Financial TAPS merged into the Plan effective July 1, 2006.
These Proceeds are deposited into an interest bearing account until the Plan Administrator is able to determine how to allocate the monies into the Plan and are included as other miscellaneous receivables on

32(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

the 2013 statement of net assets available for benefits and in other income on the 2014 and 2013 statements of changes of net assets available for benefits.

(11)     Other Liability
On May 12, 2014, a loan agreement was entered into between the Plan Sponsor and the Plan for $30,000. Specifically, under the loan agreement the Plan Sponsor made an unsecured loan to the Plan in the amount of $30,000, which the Plan used to allocate a $30,000 credit to a participant’s Plan account which was equal to the amount withheld and remitted to the IRS from a distribution that the participant claimed was made from his account without the participants authorization (“Tax Withholding Amount”). A refund claim was submitted by Wells Fargo Bank, N.A. to the IRS for the Tax Withholding Amount (“Refund Claim”). The loan was intended to reinstate the Tax Withholding Amount to the participant’s Plan account pending determination of the Refund Claim.
This loan agreement was entered into in compliance with the requirements of Prohibited Transaction Exemption 80-26, as issued and amended by the U.S. Department of Labor (“PTE 80-26”).
Under the terms of loan agreement, the Plan shall repay the Plan Sponsor an amount equal to the lesser of (1) the loan proceeds, or (2) an amount actually refunded by the IRS in connection with the Refund Claim (“Actual Refund”). The parties agree that if the Actual Refund is less than the Loan proceeds, repayment to the Lender of an amount equal to the Actual Refund shall constitute full repayment of the loan. Repayment of the Loan shall occur as soon as practicable following receipt of payment from the IRS of the Actual Refund.
The loan is included as an other liability on the 2014 statement of net assets available for benefits and in other income in the 2014 statement of changes in net assets available for benefits.

(12)     Federal Income Taxes
The IRS has determined and informed the Company by a letter dated September 16, 2013, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore, believe that the Plan is qualified, and the related Trust is tax‑exempt.
Accounting principles generally accepted in the United States of America require the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset), if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
The Plan is subject to routine audits by taxing jurisdictions and periodic compliance reviews. The Plan Sponsor received written notice dated March 6, 2015 from the IRS of an impending examination of the Plan. In its examination notification letter, the IRS indicated that the Plan examination will include the Plan year

33(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

ending December 31, 2013. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

(13)   Regulatory Matters
The Plan Sponsor received written notification dated August 29, 2014 from the Department of Labor (DOL) advising the Plan had been selected for review by the DOL. In the DOL’s August 29th written notification, the Plan Sponsor was informed the review will consist primarily of an on-site examination of plan records and interviews of plan officials. The Plan is currently under review by the DOL for Plan years 2010 through 2014.

(14)     Notes Payable
Notes payable as of December 31 were:

	2014	2013
4.75% 2005 ESOP Convertible Preferred Stock Note, due
March 2015	$—	8,528,263
5.75% 2006 ESOP Convertible Preferred Stock Note, due
March 2016	9,332,818	22,627,186
5.75% 2007 ESOP Convertible Preferred Stock Note, due
March 2017	26,458,960	41,995,360
4.50% 2008 ESOP Convertible Preferred Stock Note, due
March 2018	44,651,832	61,172,502
3.00% 2010 ESOP Convertible Preferred Stock Note, due
March 2020	152,291,880	184,691,880
2.50% 2011 ESOP Convertible Preferred Stock Note, due
March 2021	222,710,355	261,770,355
2.30% 2012 ESOP Convertible Preferred Stock Note, due
March 2022	206,989,176	237,839,976
1.30% 2013 ESOP Convertible Preferred Stock Note, due
December 2022	313,920,000	381,268,920
1.50% 2014 ESOP Convertible Preferred Stock Note, due
December 2023	383,500,062	—
	$1,359,855,083	1,199,894,442

34(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Maturities of notes payable are as follows:

Year ending December 31:
2015	$58,609,652
2016	223,214,380
2017	208,638,018
2018	181,310,190
2019	203,990,190
Thereafter	484,092,653
$1,359,855,083

The notes represent exempt ESOP loans to the Plan from the Company. The notes may be repaid in monthly installments through March 31, 2023. The estimated fair value of the notes as of December 31, 2014 and 2013 was approximately $1,333 million and $1,205 million, respectively, determined by using interest rates currently available for issuance of debt with similar terms and remaining maturities.
(15)     Plan Termination
Although it has not expressed any intent to do so, the Company by action of its Board of Directors reserves the right to terminate the Plan at any time. In the event of Plan termination, participants shall become 100% vested in their accounts.
(16)     Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of changes in net assets per the financial statements to the Form 5500:

	2014	2013
Participant contributions per the financial statements	$1,410,212,816	1,326,261,586
Excess contributions to be refunded	99,088	117,245
Participant contributions per the Form 5500	$1,410,311,904	1,326,378,831
Interest income per the financial statements	$69,552,429	79,317,363
Interest income from notes receivable from participants per
the financial statements	48,593,716	41,370,642
Income on excess contributions to be refunded	3,674	15,158
Interest income per the Form 5500	$118,149,819	120,703,163

(17)     Nonexempt Transactions
One of the investment funds offered under the Plan is the Wells Fargo Stable Value Fund (the “Stable Value Fund”).  The Stable Value Fund is a separately managed account that is managed by Galliard Capital Management, Inc. (“Galliard”), a wholly owned subsidiary of the Trustee.  Galliard

35(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

is a registered investment advisor and fiduciary “investment manager” under ERISA Section 3(38) with respect to the Plan.  Pursuant to applicable prohibited transaction exemptions under ERISA, Galliard has directed the investment of a portion of the Stable Value Fund in collective investment trusts established by the Trustee, including the Wells Fargo Stable Return Fund (the “SRF”) and the Wells Fargo Fixed Income Fund F (the “FIF”), both of which are sub-advised by Galliard.
On May 21, 2013, Galliard inadvertently caused the Stable Value Fund, the SRF, and the FIF to purchase shares of a bond issue as part of an initial underwriting where the Trustee served as corporate trustee and received additional compensation in that role.  As corporate trustee, the Trustee received $126 in connection with the Stable Value Fund’s purchase of the security, $688 in connection with the SRF’s purchase of the security, and $1,050 in connection with the FIF’s purchase of the security.  On the date the security was purchased, the Stable Value Fund held 1.18% of the units of the SRF and 3.46% of the units of the FIF.
Galliard determined that no ERISA prohibited transaction exemption was available with respect to the compensation received by the Trustee as corporate trustee in connection with the purchase of the security as part of the initial underwriting by the Stable Value Fund, the SRF, and the FIF.  To correct the transaction, the requisite portion of the compensation received by the Trustee as corporate trustee (as described above) was disgorged to the Stable Value Fund, the SRF, and the FIF along with lost interest related to usage of funds.  As the disqualified person liable for the tax under Code Section 4975 for participating in a non-exempt prohibited transaction, the Trustee filed a separate Form 5330 filing with the IRS for the Stable Value Fund, the SRF, and the FIF and paid the applicable excise taxes.
In addition, Galliard directed the Stable Value Fund, the SRF, and the FIF to sell the security on May 22, 2013.  The Stable Value Fund’s sale of the security resulted in a loss of $1,125 from the purchase price.  The SRF’s sale of the security resulted in a loss of $6,141 from the purchase price.  The FIF’s sale of the security resulted in a loss of $9,375 from the purchase price.  Galliard made the Stable Value Fund, SRF, and FIF whole for this loss by reimbursing each for the corresponding amount of the loss and for lost interest related to usage of the funds.

36(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(18)     Subsequent Events
In accordance with ASC 855, Subsequent Events, the Plan has evaluated events that have occurred subsequent to period end December 31, 2014 through June 18, 2015, the date at which the financial statements were issued.
Subsequent to December 31, 2014, the Plan purchased 826,598 shares of Company preferred stock from the Company for $900 million with the issuance of a note payable to the Company for an equal amount. The note bears interest at 1.48% and is due December 31, 2024.

37(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule G, Part III – Nonexempt Transactions
Year Ended December 31, 2014
(c)
	(b)	Description of							(j)
	Relationship to	transaction including						(i)	Net gain
(a)	plan, employer,	maturity date, rate of	(d)	(e)	(f)	(g)	(h)	Current	or (loss)
Identity of	or other	interest, collateral,	Purchase	Selling	Lease	Transaction	Cost of	value of	on each
party involved	party-in-interest	par or maturity value	price	price	rental	expenses	asset	asset	transaction
Wells Fargo Bank, N.A.	Subsidiary of	Inadvertent use of plan assets
	Plan Sponsor	for the benefit of a party
		in interest.	$—	—	—	—	126	127	1
Wells Fargo Bank, N.A.	Subsidiary of	Inadvertent use of plan assets
	Plan Sponsor	for the benefit of a party
		in interest.	—	—	—	—	36	36	—
Wells Fargo Bank, N.A.	Subsidiary of	Inadvertent use of plan assets
	Plan Sponsor	for the benefit of a party
		in interest.	—	—	—	—	8	8	—
See accompanying independent auditors’ report.
38

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
		Description of investment, including
		maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	shares	Cost	Current value
*	Participant loans	175,444 Participant loans, interest
		rates ranging from 3.25% to 11.50%,
		maturing at various dates through
		December 8, 2034	N/A		$957,560,358

	US Bond Index Fund	Collective Investment Fund	73,934,455	(1)	972,533,818
	S&P 500 Index Fund	Collective Investment Fund	173,449,269	(1)	2,867,983,668
	S&P MidCap Index Fund	Collective Investment Fund	60,878,846	(1)	1,602,940,018
	Russell Small Cap Index Fund	Collective Investment Fund	21,311,560	(1)	473,883,847
	Emerging Markets Index Fund	Collective Investment Fund	38,330,058	(1)	629,762,848
	International Index Fund	Collective Investment Fund	20,312,518	(1)	374,278,465
	NASDAQ 100 Fund	Collective Investment Fund	36,821,416	(1)	958,976,966
					7,880,359,630
*	WF Advantage 100% Treasury Money Market Fund*	Mutual Fund	285,416,835	(1)	285,416,835
	PIMCO Global Advantage Strategy Bond Fund	Mutual Fund	13,549,823	(1)	144,034,621
*	WF Advantage Dow Jones Target Today Fund*	Mutual Fund	12,554,464	(1)	137,471,379
*	WF Advantage Dow Jones Target 2010 Fund*	Mutual Fund	4,517,159	(1)	59,400,644
*	WF Advantage Dow Jones Target 2015 Fund*	Mutual Fund	19,644,450	(1)	202,141,389
*	WF Advantage Dow Jones Target 2020 Fund*	Mutual Fund	29,721,645	(1)	452,957,871
*	WF Advantage Dow Jones Target 2025 Fund*	Mutual Fund	99,056,475	(1)	1,038,111,862
*	WF Advantage Dow Jones Target 2030 Fund*	Mutual Fund	31,906,493	(1)	533,795,624
*	WF Advantage Dow Jones Target 2035 Fund*	Mutual Fund	30,928,386	(1)	339,593,673
*	WF Advantage Dow Jones Target 2040 Fund*	Mutual Fund	20,502,787	(1)	394,678,654
*	WF Advantage Dow Jones Target 2045 Fund*	Mutual Fund	15,090,676	(1)	172,637,333
*	WF Advantage Dow Jones Target 2050 Fund*	Mutual Fund	51,054,757	(1)	559,560,142
*	WF Advantage Dow Jones Target 2055 Fund*	Mutual Fund	6,002,091	(1)	76,886,789
					4,396,686,816
	Wells Fargo Large Cap Value Fund	Multi-Manager Fund
	Dodge & Cox Stock Fund	Mutual Fund	4,120,644	(1)	745,589,407
	MFS Large Cap Value Fund	Common Collective Fund	35,216,820	(1)	725,466,492
	T Rowe Price Equity Income Fund	Common Collective Fund	40,807,977	(1)	732,503,178
	Total Wells Fargo Large Cap Value Fund				2,203,559,077
	Wells Fargo Large Cap Growth Fund	Multi-Manager Fund
	Los Angeles Large Cap Growth Fund	Common Collective Fund	46,025,809	(1)	587,749,581
	T Rowe Price Blue Chip Growth Fund	Common Collective Fund	25,645,736	(1)	605,495,825
	Delaware US Growth Fund	Mutual Fund	21,381,673	(1)	583,719,660
	Total Wells Fargo Large Cap Growth Fund				1,776,965,066
	Wells Fargo Small Cap Fund	Multi-Manager Fund
*	Wells Fargo Advantage Emerging Growth Fund*	Mutual Fund	13,186,835	(1)	210,066,274
	Advisory Research Small Cap Value Fund	Common Collective Fund	12,290,782	(1)	213,859,602
	SSGA Russell Small Cap Index Non Lending Fund	Common Collective Fund	19,754,762	(1)	439,266,886
	Wellington Select Small Cap Growth Fund	Common Collective Fund	9,441,913	(1)	211,121,169
	Wellington Small Cap Value Fund	Common Collective Fund	10,310,408	(1)	212,806,822
	Total Wells Fargo Small Cap Fund				1,287,120,753
	International Equity Fund	Multi-Manager Fund
*	Wells Fargo/Causeway International Value Fund*	Common Collective Fund	29,533,989	(1)	330,724,564
	American Funds EuroPacific Growth Fund	Mutual Fund	14,049,779	(1)	661,604,113
	Harbor International Fund	Mutual Fund	5,078,812	(1)	329,005,460
					1,321,334,137
	Total Multi-Manager Funds				6,588,979,033
*	Wells Fargo Stable Value Fund:
	Security-backed contracts:
	Transamerica Premier Life Ins. Co.	2.59%		(1)	210,378,698
	Voya Ins. and Annuity Co.	2.36%		(1)	156,043,042
	Nationwide Life Insurance Co.	1.62%		(1)	—
	American General Life Ins. Co.	2.1%		(1)	—
	Prudential Insurance Company of America	1.88%		(1)	505,152,079
	New York Life Insurance Co.	2.24%		(1)	231,914,238
	Massachusetts Mutual Life Insurance Co.	2.28%		(1)	395,858,729
	Metropolitan Life Ins. Co.	1.01%		(1)	202,425,861
	American General Life Ins. Co.	2.1%		(1)	—
	Transamerica Premier Life Ins. Co.	2.59%		(1)	—
	Pacific Life Ins. Co.	2.11%		(1)	—
	State Street Bank and TrustCo.	2.15%		(1)
	Access Group Inc 2013-1	0.67%, $3,545,599 par, due 2/25/2036		(1)	3,502,641
	Ally Auto Receivables Trust 2013-2	0.79%, $2,500,000 par, due 1/15/2018		(1)	2,497,868
	Ally Auto Receivables Trust 2014-1	0.97%, $3,500,000 par, due 10/15/2018		(1)	3,487,463
	Ally Auto Receivables Trust 2014-2	1.25%, $3,500,000 par, due 4/15/2019		(1)	3,494,659
	American Express Credit Acct Mstr Tr	0.98%, $3,000,000 par, due 5/15/2019		(1)	2,998,965

39(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
American Express Credit Corp	2.75%, $2,000,000 par, due 9/15/2015		(1)	$2,030,856
American Express Credit Corp	1.55%, $900,000 par, due 9/22/2017		(1)	901,760
American Honda Finance Corp	1.13%, $1,080,000 par, due 10/7/2016		(1)	1,084,994
American Honda Finance Corp	1.55%, $960,000 par, due 12/11/2017		(1)	964,093
AmeriCredit Auto Receivables Trust	0.90%, $3,300,000 par, due 1/8/2019		(1)	3,292,186
AmeriCredit Auto Receivables Trust	0.90%, $3,400,000 par, due 9/15/2016		(1)	3,398,851
AmeriCredit Automobile Receivables Trust 2014-2	0.94%, $3,500,000 par, due 2/8/2019		(1)	3,486,196
Apple Inc	2.10%, $2,000,000 par, due 5/6/2019		(1)	2,022,704
Arizona School Facilities Board	1.12%, $1,850,000 par, due 7/1/2017		(1)	1,845,486
Banc of America Commercial Mortgage Trust 2006-2	5.73%, $3,500,000 par, due 5/10/2045		(1)	3,644,172
Banc of America Commercial Mortgage Trust 2006-4	5.62%, $3,612,079 par, due 7/10/2046		(1)	3,824,238
Bank of America Corp	5.42%, $1,000,000 par, due 3/15/2017		(1)	1,072,147
Bank of America Corp	2.65%, $1,200,000 par, due 4/1/2019		(1)	1,208,802
Bank of America NA	1.13%, $2,100,000 par, due 11/14/2016		(1)	2,092,427
Bank of Montreal	1.95%, $1,000,000 par, due 1/30/2017		(1)	1,016,888
Bank of New York Mellon Corp/The	1.20%, $3,000,000 par, due 2/20/2015		(1)	3,000,978
Bank of Nova Scotia/The	1.95%, $3,375,000 par, due 1/30/2017		(1)	3,426,131
Bank of Nova Scotia/The	1.75%, $1,000,000 par, due 3/22/2017		(1)	1,010,269
Barclays Bank PLC	2.75%, $1,622,000 par, due 2/23/2015		(1)	1,626,461
Bayer US Finance LLC	2.38%, $1,470,000 par, due 10/8/2019		(1)	1,475,833
BB&T Corp	2.45%, $700,000 par, due 1/15/2020		(1)	697,150
Bear Stearns Commercial Mortgage Securities
Trust 2005-PWR8	4.67%, $87,268 par, due 6/11/2041		(1)	87,669
Bear Stearns Commercial Mortgage Securities
Trust 2007-TOP26	5.45%, $3,332,220 par, due 1/12/2045		(1)	3,570,730
Becton Dickinson and Co	1.80%, $1,320,000 par, due 12/15/2017		(1)	1,324,868
BNP Paribas SA	2.40%, $1,700,000 par, due 12/12/2018		(1)	1,716,186
BNP Paribas SA	1.38%, $630,000 par, due 3/17/2017		(1)	628,230
Board of Trustees of The Leland Stanford
Junior University	4.25%, $1,300,000 par, due 5/1/2016		(1)	1,357,118
BP Capital Markets PLC	4.50%, $1,500,000 par, due 10/1/2020		(1)	1,622,954
Branch Banking & Trust Co	1.45%, $520,000 par, due 10/3/2016		(1)	523,079
Branch Banking & Trust Co	2.30%, $900,000 par, due 10/15/2018		(1)	909,365
Burlington Northern Santa Fe LLC	5.65%, $500,000 par, due 5/1/2017		(1)	548,429
Caisse Centrale Desjardins	1.60%, $4,000,000 par, due 3/6/2017		(1)	4,036,596
Capital One Multi-Asset Execution Tr	1.48%, $4,200,000 par, due 7/15/2020		(1)	4,200,945
Cargill Inc	4.31%, $2,748,000 par, due 5/14/2021		(1)	3,022,132
CarMax Auto Owner Trust 2013-4	0.80%, $2,000,000 par, due 7/16/2018		(1)	1,997,702
CarMax Auto Owner Trust 2014-2	0.98%, $3,000,000 par, due 1/15/2019		(1)	2,990,889
Caterpillar Financial Services Corp	1.35%, $830,000 par, due 9/6/2016		(1)	836,877
Caterpillar Financial Services Corp	1.00%, $460,000 par, due 11/25/2016		(1)	460,352
Caterpillar Financial Services Corp	1.25%, $270,000 par, due 8/18/2017		(1)	268,887
Caterpillar Financial Services Corp	2.25%, $600,000 par, due 12/1/2019		(1)	600,657
Charles Schwab Corp/The	6.38%, $500,000 par, due 9/1/2017		(1)	562,299
Chase Issuance Trust	0.21%, $3,000,000 par, due 4/15/2019		(1)	2,983,254
Chase Issuance Trust	1.15%, $3,350,000 par, due 1/15/2019		(1)	3,348,355
Chevron Corp	1.72%, $1,310,000 par, due 6/24/2018		(1)	1,316,622
Chevron Corp	0.40%, $570,000 par, due 11/15/2017		(1)	569,335
Chevron Corp	1.34%, $760,000 par, due 11/15/2017		(1)	760,616
Chrysler Auto Receivables Trust	0.91%, $2,100,000 par, due 4/16/2018		(1)	2,104,385
Chrysler Capital Auto Receivab	0.83%, $3,500,000 par, due 9/17/2018		(1)	3,496,185
Cisco Systems Inc	1.10%, $100,000 par, due 3/3/2017		(1)	100,042
CIT Equipment Collateral 2014-VT1	1.50%, $4,200,000 par, due 10/21/2019		(1)	4,187,870
Citibank Credit Card Issuance Trust	1.32%, $1,360,000 par, due 9/7/2018		(1)	1,367,540
Citibank Credit Card Issuance Trust	1.73%, $3,500,000 par, due 4/9/2020		(1)	3,504,998
Citigroup Inc	4.75%, $1,300,000 par, due 5/19/2015		(1)	1,319,163
Citigroup Inc	3.95%, $510,000 par, due 6/15/2016		(1)	529,416
Citigroup Inc	1.70%, $510,000 par, due 7/25/2016		(1)	513,493
Citigroup Inc	1.30%, $1,000,000 par, due 10/15/2016		(1)	998,767
Citigroup Inc	1.85%, $1,500,000 par, due 11/24/2017		(1)	1,498,277
City of Dallas TX	1.59%, $1,250,000 par, due 2/15/2017		(1)	1,263,750
CNH Equipment Trust 2014-A	0.84%, $3,500,000 par, due 5/15/2019		(1)	3,490,466
College Loan Corp Trust I	0.98%, $8,720,000 par, due 4/25/2046		(1)	8,022,400
COMM 2005-LP5 Mortgage Trust	4.98%, $1,730,815 par, due 5/10/2043		(1)	1,739,156
COMM 2006-C8 Mortgage Trust	5.29%, $1,734,630 par, due 12/10/2046		(1)	1,853,397
COMM 2012-CCRE5 Mortgage Trust	2.39%, $3,500,000 par, due 12/10/2045		(1)	3,484,569
Commonwealth Bank of Australia	2.25%, $825,000 par, due 3/16/2017		(1)	843,573
Covidien International Finance SA	6.00%, $1,400,000 par, due 10/15/2017		(1)	1,566,727
Covidien International Finance SA	1.35%, $950,000 par, due 5/29/2015		(1)	952,851
Credit Suisse Commercial Mortgage Trust
Series 2007-C1	5.34%, $245,450 par, due 2/15/2040		(1)	253,207
Credit Suisse/New York NY	1.38%, $660,000 par, due 5/26/2017		(1)	658,056
CVS Health Corp	3.25%, $1,300,000 par, due 5/18/2015		(1)	1,312,523

40(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
CVS Health Corp	2.25%, $1,040,000 par, due 12/5/2018		(1)	$1,049,311
Daimler Finance North America LLC	2.30%, $500,000 par, due 1/9/2015		(1)	500,185
Daimler Finance North America LLC	2.38%, $1,100,000 par, due 8/1/2018		(1)	1,115,433
Discover Card Execution Note Trust	1.04%, $3,500,000 par, due 4/15/2019		(1)	3,496,553
DNB Boligkreditt AS	1.45%, $2,350,000 par, due 3/21/2018		(1)	2,339,629
EdLinc Student Loan Funding Trust 2012-1	1.17%, $2,875,294 par, due 9/25/2030		(1)	2,907,868
Education Loan Asset-Backed Trust I	0.97%, $3,355,445 par, due 6/25/2026		(1)	3,367,904
EMC Corp/MA	1.88%, $1,000,000 par, due 6/1/2018		(1)	996,601
Exxon Mobil Corp	0.92%, $2,300,000 par, due 3/15/2017		(1)	2,297,015
Fannie Mae Grantor Trust 2004-T2	6.00%, $1,303,015 par, due 11/25/2043		(1)	1,455,372
Fannie Mae Pool	3.96%, $1,458,366 par, due 10/1/2032		(1)	1,574,140
Fannie Mae Pool	1.93%, $2,793,930 par, due 11/1/2032		(1)	2,918,902
Fannie Mae Pool	5.50%, $599,581 par, due 4/1/2033		(1)	680,482
Fannie Mae Pool	2.96%, $694,263 par, due 2/1/2041		(1)	740,556
Fannie Mae Pool	2.62%, $4,378,986 par, due 10/1/2041		(1)	4,541,827
Fannie Mae Pool	3.00%, $7,138,610 par, due 8/1/2027		(1)	7,438,411
Fannie Mae Pool	2.50%, $3,393,723 par, due 10/1/2024		(1)	3,490,169
Fannie Mae Pool	2.51%, $124,319 par, due 9/1/2044		(1)	127,688
Fannie Mae Pool	2.82%, $1,708,634 par, due 10/1/2044		(1)	1,763,333
Fannie Mae Pool	6.00%, $146,147 par, due 2/1/2033		(1)	166,988
Fannie Mae Pool	2.33%, $983,741 par, due 7/1/2033		(1)	1,047,071
Fannie Mae Pool	6.50%, $83,544 par, due 1/1/2018		(1)	87,174
Fannie Mae Pool	2.13%, $876,622 par, due 5/1/2037		(1)	941,958
Fannie Mae Pool	4.50%, $335,256 par, due 7/1/2018		(1)	352,691
Fannie Mae Pool	5.00%, $1,704,810 par, due 6/1/2035		(1)	1,887,925
Fannie Mae Pool	1.95%, $490,490 par, due 8/1/2035		(1)	517,532
Fannie Mae Pool	1.94%, $792,760 par, due 8/1/2033		(1)	839,977
Fannie Mae Pool	1.94%, $753,014 par, due 8/1/2033		(1)	803,974
Fannie Mae Pool	2.01%, $330,516 par, due 12/1/2033		(1)	352,508
Fannie Mae Pool	1.93%, $296,392 par, due 5/1/2034		(1)	313,324
Fannie Mae Pool	1.96%, $5,398,316 par, due 6/1/2034		(1)	5,694,392
Fannie Mae Pool	5.00%, $599,957 par, due 10/1/2019		(1)	635,538
Fannie Mae Pool	5.00%, $532,024 par, due 11/1/2019		(1)	571,534
Fannie Mae Pool	5.50%, $27,353 par, due 6/1/2021		(1)	29,909
Fannie Mae Pool	5.50%, $407,139 par, due 1/1/2036		(1)	442,532
Fannie Mae Pool	5.50%, $1,274,916 par, due 2/1/2036		(1)	1,386,074
Fannie Mae Pool	3.79%, $2,073,261 par, due 5/1/2036		(1)	2,132,030
Fannie Mae Pool	2.14%, $1,868,164 par, due 5/1/2038		(1)	2,012,534
Fannie Mae Pool	3.00%, $537,376 par, due 12/1/2021		(1)	559,859
Fannie Mae Pool	2.50%, $8,108,836 par, due 12/1/2022		(1)	8,342,500
Fannie Mae Pool	2.50%, $3,577,222 par, due 1/1/2023		(1)	3,680,236
Fannie Mae Pool	2.50%, $5,307,970 par, due 7/1/2022		(1)	5,460,426
Fannie Mae Pool	2.50%, $3,554,379 par, due 12/1/2022		(1)	3,656,710
Fannie Mae Pool	2.50%, $2,312,247 par, due 6/1/2023		(1)	2,378,713
Fannie Mae Pool	2.50%, $5,905,934 par, due 8/1/2023		(1)	6,075,228
Fannie Mae Pool	2.50%, $1,221,072 par, due 9/1/2023		(1)	1,256,034
Fannie Mae REMIC Trust 2003-W11	6.37%, $212,796 par, due 7/25/2033		(1)	236,462
Fannie Mae REMIC Trust 2004-W11	7.00%, $1,143,743 par, due 5/25/2044		(1)	1,345,095
Fannie Mae REMICS	4.00%, $1,627,274 par, due 4/25/2019		(1)	1,692,092
Fannie Mae REMICS	5.50%, $4,603,173 par, due 4/25/2035		(1)	4,975,059
Fannie Mae REMICS	5.50%, $4,587,428 par, due 4/25/2035		(1)	5,021,069
Fannie Mae Trust 2003-W6	6.50%, $452,767 par, due 9/25/2042		(1)	517,732
Fannie Mae Trust 2004-W1	7.00%, $932,123 par, due 12/25/2033		(1)	1,087,404
Fannie Mae-Aces	2.03%, $5,000,000 par, due 3/25/2019		(1)	5,042,260
Fannie Mae-Aces	2.17%, $5,000,000 par, due 9/25/2019		(1)	5,022,590
FHLMC Multifamily Structured Pass
Through Certificates	2.46%, $5,300,000 par, due 8/25/2019		(1)	5,412,662
FHLMC Multifamily Structured Pass Through	2.70%, $4,325,000 par, due 5/25/2018		(1)	4,470,679
FHLMC Structured Pass Through Securities	5.23%, $4,375,404 par, due 5/25/2043		(1)	4,844,836
Fifth Third Auto Trust 2014-2	0.89%, $3,500,000 par, due 11/15/2018		(1)	3,491,782
FN 5/1 2.47 Hybrid FWD February 2015	2.47%, $3,475,000 par, due 2/1/2045		(1)	3,547,489
Ford Credit Auto Lease Trust 2013-B	0.76%, $900,000 par, due 9/15/2016		(1)	900,568
Ford Credit Auto Owner Trust 2013-C	0.82%, $2,225,000 par, due 12/15/2017		(1)	2,227,659
Ford Credit Auto Owner Trust 2013-D	0.67%, $5,460,000 par, due 4/15/2018		(1)	5,452,897
Ford Credit Auto Owner Trust 2014-A	0.79%, $5,000,000 par, due 5/15/2018		(1)	4,996,140
Ford Credit Auto Owner Trust 2014-B	0.90%, $1,500,000 par, due 10/15/2018		(1)	1,498,854
Ford Motor Credit Co LLC	2.50%, $1,000,000 par, due 1/15/2016		(1)	1,011,186
Freddie Mac Gold Pool	6.00%, $2,081,330 par, due 8/1/2038		(1)	2,374,106
Freddie Mac Gold Pool	6.00%, $4,690,697 par, due 8/1/2038		(1)	5,348,080
Freddie Mac Gold Pool	5.50%, $50,996 par, due 11/1/2021		(1)	53,937
Freddie Mac Gold Pool	5.50%, $373,008 par, due 12/1/2033		(1)	420,471
Freddie Mac Gold Pool	5.00%, $1,402,724 par, due 5/1/2020		(1)	1,497,378
Freddie Mac Gold Pool	3.00%, $6,456,345 par, due 8/1/2027		(1)	6,694,726

41(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Freddie Mac Non Gold Pool	2.08%, $1,238,762 par, due 5/1/2042		(1)	$1,280,580
Freddie Mac Non Gold Pool	2.30%, $1,413,582 par, due 6/1/2042		(1)	1,462,689
Freddie Mac Non Gold Pool	2.32%, $1,208,384 par, due 6/1/2042		(1)	1,252,259
Freddie Mac Non Gold Pool	2.49%, $3,195,732 par, due 9/1/2042		(1)	3,273,951
Freddie Mac Non Gold Pool	2.27%, $540,440 par, due 5/1/2038		(1)	579,192
Freddie Mac Non Gold Pool	2.40%, $1,452,563 par, due 9/1/2037		(1)	1,567,097
Freddie Mac Non Gold Pool	2.28%, $870,355 par, due 6/1/2036		(1)	927,828
Freddie Mac Non Gold Pool	1.87%, $1,974,805 par, due 8/1/2035		(1)	2,092,774
Freddie Mac Non Gold Pool	2.63%, $658,897 par, due 1/1/2041		(1)	702,725
Freddie Mac Non Gold Pool	2.37%, $53,195 par, due 10/1/2029		(1)	54,498
Freddie Mac Non Gold Pool	2.36%, $2,646,895 par, due 10/1/2043		(1)	2,696,824
Freddie Mac Non Gold Pool	2.59%, $3,040,182 par, due 5/1/2044		(1)	3,138,994
Freddie Mac REMICS	4.00%, $2,158,129 par, due 12/15/2018		(1)	2,237,939
Freddie Mac REMICS	4.00%, $2,346,384 par, due 9/15/2019		(1)	2,430,554
Freddie Mac REMICS	4.00%, $2,377,841 par, due 6/15/2023		(1)	2,478,952
GE Capital Commercial Mortgage Corp
Series 2006-C1 Trust	5.27%, $1,682,145 par, due 3/10/2044		(1)	1,723,716
GE Equipment Transportation LLC Series 2013-2	0.92%, $3,600,000 par, due 9/25/2017		(1)	3,607,870
GE Equipment Transportation LLC Series 2014-1	0.97%, $3,300,000 par, due 4/23/2018		(1)	3,297,489
General Electric Capital Corp	5.55%, $750,000 par, due 5/4/2020		(1)	861,958
General Electric Co	0.85%, $1,100,000 par, due 10/9/2015		(1)	1,102,815
Ginnie Mae II pool	2.50%, $1,873,793 par, due 4/20/2042		(1)	1,937,746
Ginnie Mae II pool	0.78%, $5,661,847 par, due 5/20/2058		(1)	5,662,232
Ginnie Mae II pool	4.82%, $4,501,407 par, due 12/20/2060		(1)	4,792,216
Ginnie Mae II pool	5.47%, $4,516,617 par, due 8/20/2059		(1)	4,722,851
Ginnie Mae II pool	6.14%, $3,431,014 par, due 10/20/2058		(1)	3,633,839
Ginnie Mae II pool	5.76%, $1,759,805 par, due 12/20/2058		(1)	1,859,720
Ginnie Mae II pool	5.46%, $1,898,867 par, due 7/20/2059		(1)	2,004,131
Ginnie Mae II pool	5.55%, $3,879,920 par, due 2/20/2059		(1)	4,049,453
GlaxoSmithKline Capital Inc	5.65%, $1,000,000 par, due 5/15/2018		(1)	1,126,525
GlaxoSmithKline Capital PLC	0.75%, $500,000 par, due 5/8/2015		(1)	500,737
GM Financial Automobile Leasing Trust 2014-1	1.01%, $3,000,000 par, due 5/22/2017		(1)	2,994,399
Goldman Sachs Group Inc/The	2.90%, $2,000,000 par, due 7/19/2018		(1)	2,051,760
Goldman Sachs Group Inc/The	2.55%, $920,000 par, due 10/23/2019		(1)	916,640
GS Mortgage Securities Corp II	2.37%, $3,250,000 par, due 11/10/2045		(1)	3,215,667
Hilton USA Trust 2013-HLF	1.16%, $2,660,756 par, due 11/5/2030		(1)	2,660,891
Honda Auto Receivables 2013-4 Owner Trust	0.69%, $2,500,000 par, due 9/18/2017		(1)	2,498,120
Honolulu City & County Board of Water Supply	1.74%, $1,750,000 par, due 7/1/2018		(1)	1,751,418
HSBC Bank PLC	1.50%, $2,500,000 par, due 5/15/2018		(1)	2,472,740
Hyundai Auto Receivables Trust 2013-C	1.01%, $2,500,000 par, due 2/15/2018		(1)	2,507,188
Hyundai Capital America	1.45%, $1,500,000 par, due 2/6/2017		(1)	1,494,363
Intel Corp	1.35%, $1,000,000 par, due 12/15/2017		(1)	998,536
International Business Machines Corp	5.70%, $2,000,000 par, due 9/14/2017		(1)	2,228,872
International Business Machines Corp	1.25%, $900,000 par, due 2/8/2018		(1)	892,518
John Deere Owner Trust 2014-A	0.92%, $2,900,000 par, due 4/16/2018		(1)	2,898,672
JP Morgan Chase Commercial Mortgage Securities
Trust 2006-LDP6	5.47%, $1,640,106 par, due 4/15/2043		(1)	1,690,057
JP Morgan Chase Commercial Mortgage Securities
Trust 2011-C4	4.39%, $2,380,000 par, due 7/15/2046		(1)	2,612,024
JPMorgan Chase & Co	1.13%, $500,000 par, due 2/26/2016		(1)	501,308
JPMorgan Chase & Co	6.00%, $730,000 par, due 1/15/2018		(1)	816,752
JPMorgan Chase & Co	3.70%, $1,000,000 par, due 1/20/2015		(1)	1,001,677
JPMorgan Chase & Co	2.20%, $870,000 par, due 10/22/2019		(1)	862,498
Kraft Foods Group Inc	1.63%, $800,000 par, due 6/4/2015		(1)	803,409
LB-UBS Commercial Mortgage Trust 2006-C1	5.16%, $2,187,856 par, due 2/15/2031		(1)	2,240,738
LB-UBS Commercial Mortgage Trust 2006-C6	5.37%, $2,150,000 par, due 9/15/2039		(1)	2,272,817
M&T Bank Auto Receivables Trust 2013-1	1.06%, $3,000,000 par, due 11/15/2017		(1)	3,009,351
Manhattan Beach Unified School District	2.01%, $1,430,000 par, due 9/1/2019		(1)	1,423,179
Manufacturers & Traders Trust Co	1.40%, $2,500,000 par, due 7/25/2017		(1)	2,496,340
MassMutual Global Funding II	3.13%, $1,798,000 par, due 4/14/2016		(1)	1,851,633
Medtronic Inc	2.50%, $740,000 par, due 3/15/2020		(1)	741,941
Mercedes-Benz Auto Rec Trust	0.78%, $550,000 par, due 8/15/2017		(1)	550,777
Merrill Lynch Mortgage Investors Trust
Series MLCC 2004-A	0.63%, $19,482 par, due 4/25/2029		(1)	18,563
Merrill Lynch Mortgage Trust 2005-MCP1	4.75%, $1,916,593 par, due 6/12/2043		(1)	1,927,177
MetLife Inc	6.75%, $1,000,000 par, due 6/1/2016		(1)	1,078,096
Micron Semiconductor Asia Pte Ltd	1.26%, $3,788,100 par, due 1/15/2019		(1)	3,781,975
MidAmerican Energy Co	5.30%, $1,250,000 par, due 3/15/2018		(1)	1,391,265
Monmouth County Improvement Authority	0.90%, $630,000 par, due 12/15/2016		(1)	628,431
Monmouth County Improvement Authority	2.15%, $1,000,000 par, due 12/15/2019		(1)	994,410
Morgan Stanley	5.45%, $450,000 par, due 1/9/2017		(1)	483,171
Morgan Stanley	2.50%, $560,000 par, due 1/24/2019		(1)	560,508
Morgan Stanley	1.88%, $800,000 par, due 1/5/2018		(1)	797,072

42(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Morgan Stanley Capital I Trust 2005-IQ10	5.23%, $1,425,736 par, due 9/15/2042		(1)	$1,447,939
Morgan Stanley Capital I Trust 2006-HQ9	5.73%, $3,087,472 par, due 7/12/2044		(1)	3,265,017
Morgan Stanley Capital I Trust 2006-IQ12	5.32%, $3,373,913 par, due 12/15/2043		(1)	3,585,059
Morgan Stanley Capital I Trust 2007-IQ13	5.31%, $1,571,796 par, due 3/15/2044		(1)	1,670,126
Morgan Stanley Capital I Trust 2007-TOP25	5.51%, $3,439,041 par, due 11/12/2049		(1)	3,671,176
Morgan Stanley Capital I Trust 2012-C4	2.11%, $2,200,000 par, due 3/15/2045		(1)	2,236,775
National Australia Bank Ltd	2.00%, $2,275,000 par, due 6/20/2017		(1)	2,308,886
New Hampshire Higher Education Loan Corp	0.66%, $1,294,555 par, due 10/25/2028		(1)	1,295,086
New York City Transitional Fin Auth Future
Tax Sec Revenue	3.57%, $1,200,000 par, due 2/1/2017		(1)	1,262,496
New York City Transitional Fin Auth Future
Tax Sec Revenue	1.75%, $1,000,000 par, due 2/1/2018		(1)	1,002,980
New York Life Global Funding	1.65%, $1,900,000 par, due 5/15/2017		(1)	1,914,463
New York State Urban Development Corp	6.45%, $1,240,000 par, due 3/15/2018		(1)	1,327,631
Nissan Auto Receivables 2013-B Owner Trust	0.84%, $1,350,000 par, due 11/15/2017		(1)	1,351,296
Oracle Corp	2.38%, $900,000 par, due 1/15/2019		(1)	915,574
Oracle Corp	0.43%, $1,400,000 par, due 7/7/2017		(1)	1,398,603
Peco Energy Co	1.20%, $500,000 par, due 10/15/2016		(1)	501,986
PepsiCo Inc	2.25%, $1,650,000 par, due 1/7/2019		(1)	1,668,855
Petroleos Mexicanos	1.95%, $5,600,000 par, due 12/20/2022		(1)	5,513,889
Petroleos Mexicanos	0.66%, $4,185,625 par, due 2/15/2024		(1)	4,200,287
PNC Bank NA	1.30%, $900,000 par, due 10/3/2016		(1)	904,452
PNC Bank NA	1.15%, $940,000 par, due 11/1/2016		(1)	941,254
Porsche Innovative Lease Owner Trust 2013-1	0.70%, $2,000,000 par, due 8/22/2016		(1)	2,001,770
Procter & Gamble Co/The	1.90%, $1,500,000 par, due 11/1/2019		(1)	1,503,008
Province of Ontario Canada	1.00%, $2,800,000 par, due 7/22/2016		(1)	2,811,592
Public Service Electric & Gas Co	5.30%, $2,400,000 par, due 5/1/2018		(1)	2,666,676
Rio Tinto Finance USA PLC	2.25%, $2,050,000 par, due 12/14/2018		(1)	2,054,135
Royal Bank of Canada	1.20%, $1,025,000 par, due 9/19/2017		(1)	1,019,147
Royal Bank of Canada	1.13%, $1,325,000 par, due 7/22/2016		(1)	1,330,733
Royal Bank of Canada	2.00%, $2,300,000 par, due 10/1/2018		(1)	2,321,183
SABMiller Holdings Inc	2.45%, $1,700,000 par, due 1/15/2017		(1)	1,734,456
Sequoia Mortgage Trust 9	0.52%, $20,739 par, due 9/20/2032		(1)	19,585
Shell International Finance BV	1.90%, $870,000 par, due 8/10/2018		(1)	872,998
Simon Property Group LP	2.80%, $700,000 par, due 1/30/2017		(1)	720,826
SLM Student Loan Trust 2007-6	0.56%, $6,500,000 par, due 1/25/2021		(1)	6,495,210
Small Business Administration Participation Certificates	4.76%, $4,451,555 par, due 9/1/2025		(1)	4,750,174
Small Business Administration Participation Certificates	5.29%, $2,665,137 par, due 12/1/2027		(1)	2,947,215
Small Business Administration Participation Certificates	5.63%, $3,789,161 par, due 10/1/2028		(1)	4,213,471
Small Business Administration Participation Certificates	6.77%, $1,361,930 par, due 11/1/2028		(1)	1,561,954
South Carolina Student Loan Corp	0.67%, $1,736,604 par, due 8/25/2034		(1)	1,719,828
South Lyon Community Schools	1.94%, $2,000,000 par, due 5/1/2019		(1)	1,995,920
State of Arkansas	2.33%, $2,185,000 par, due 7/1/2020		(1)	2,201,693
State of Hawaii	1.23%, $1,250,000 par, due 8/1/2017		(1)	1,245,588
State of Ohio	2.27%, $1,500,000 par, due 5/1/2016		(1)	1,529,775
State of Wisconsin	5.05%, $2,500,000 par, due 5/1/2018		(1)	2,770,050
Statoil ASA	1.25%, $1,560,000 par, due 11/9/2017		(1)	1,550,496
Sysco Corp	1.45%, $670,000 par, due 10/2/2017		(1)	669,263
Time Warner Cable Inc	3.50%, $2,350,000 par, due 2/1/2015		(1)	2,354,477
Toronto-Dominion Bank/The	1.50%, $3,100,000 par, due 3/13/2017		(1)	3,123,954
Toronto-Dominion Bank/The	2.25%, $2,350,000 par, due 9/25/2019		(1)	2,368,255
Total Capital Intl	1.50%, $2,000,000 par, due 2/17/2017		(1)	2,013,278
Toyota Auto Receivables 2013-B Owner Trust	0.89%, $2,500,000 par, due 7/17/2017		(1)	2,504,685
UBS AG/London	2.25%, $1,575,000 par, due 3/30/2017		(1)	1,610,302
UBS AG/Stamford CT	5.88%, $1,250,000 par, due 12/20/2017		(1)	1,395,738
Ukraine Government AID Bonds	1.84%, $1,050,000 par, due 5/16/2019		(1)	1,057,088
United States Small Business Administration	5.46%, $2,063,190 par, due 2/10/2017		(1)	2,194,324
United States Small Business Administration	5.79%, $2,302,415 par, due 8/10/2017		(1)	2,436,591
United States Small Business Administration	5.90%, $2,407,902 par, due 2/10/2018		(1)	2,588,176
United States Treasury Inflation Indexed Bonds	0.13%, $20,510,000 par, due 4/15/2019		(1)	20,553,637
United States Treasury Inflation Indexed Bonds	0.13%, $279,000 par, due 4/15/2018		(1)	285,497
United States Treasury Note/Bond	2.38%, $7,000,000 par, due 7/31/2017		(1)	7,254,296
United States Treasury Note/Bond	1.88%, $6,800,000 par, due 10/31/2017		(1)	6,959,909
United States Treasury Note/Bond	0.50%, $8,375,000 par, due 7/31/2017		(1)	8,280,128
United States Treasury Note/Bond	0.63%, $8,400,000 par, due 9/30/2017		(1)	8,310,095
United States Treasury Note/Bond	0.75%, $7,125,000 par, due 10/31/2017		(1)	7,068,221
United States Treasury Note/Bond	0.63%, $21,000,000 par, due 8/15/2016		(1)	21,034,461
United States Treasury Note/Bond	0.88%, $21,000,000 par, due 9/15/2016		(1)	21,109,914
US Bank NA/Cincinnati OH	1.38%, $1,500,000 par, due 9/11/2017		(1)	1,500,917
US Bank NA/Cincinnati OH	2.13%, $1,000,000 par, due 10/28/2019		(1)	996,758
Ventas Realty LP / Ventas Capital Corp	2.00%, $700,000 par, due 2/15/2018		(1)	700,618
Verizon Communications Inc	3.65%, $1,600,000 par, due 9/14/2018		(1)	1,690,763
Volkswagen Group of America Finance LLC	1.60%, $1,150,000 par, due 11/20/2017		(1)	1,145,793

43(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Volvo Financial Equipment LLC Series 2014-1	0.82%, $3,000,000 par, due 4/16/2018		(1)	$2,994,675
Vornado Realty LP	4.25%, $2,000,000 par, due 4/1/2015		(1)	2,000,000
Wallenpaupack Area School District/PA	0.57%, $1,165,000 par, due 3/1/2016		(1)	1,161,959
Westpac Banking Corp	1.25%, $2,350,000 par, due 12/15/2017		(1)	2,326,392
Westpac Banking Corp	2.00%, $1,200,000 par, due 5/21/2019		(1)	1,195,685
WF-RBS Commercial Mortgage Trust	2.45%, $3,500,000 par, due 12/15/2045		(1)	3,493,053
White Bear Lake Independent School District No 624	5.25%, $1,810,000 par, due 2/1/2015		(1)	1,817,113
Wisconsin Electric Power Co	6.25%, $500,000 par, due 12/1/2015		(1)	525,106
World Omni Auto Receivables Trust 2013-B	0.83%, $2,500,000 par, due 8/15/2018		(1)	2,498,388
Wells Fargo Short Term Investment Fund S	0.19%, $20,891,136 units		(1)	20,891,136
				713,728,203
	Accrued income receivable			2,295,833
	Deposits with brokers for futures transactions			81,000
	Variation margin payable			(14,063)
	Payable for securities purchased on a forward commitment basis			(3,555,631)
	Payable for investment securities purchased			(6,951,000)
	Receivables for investment securities sold			6,916,000
	Receivable for investment payments due			397,275
	Total			712,897,617
American General Life Ins. Co.	2.10%
Transamerica Premier Life Ins. Co.	2.59%
Pacific Life Ins. Co.	2.11%
Abay Leasing 2014 LLC	2.65%, $1,825,000 par, due 11/9/2026		(1)	1,825,741
Access Group Inc 2013-1	0.67%, $1,829,987 par, due 2/25/2036		(1)	1,807,815
Adams & Arapahoe Joint School District 28J Aurora	3.73%, $675,000 par, due 12/1/2020		(1)	712,787
Alcoa Inc	5.72%, $392,000 par, due 2/23/2019		(1)	429,835
Ally Auto Receivables Trust 2014-3	1.28%, $2,000,000 par, due 6/17/2019		(1)	1,995,916
Alvin Independent School District/TX	3.78%, $500,000 par, due 2/15/2021		(1)	535,045
Amal Ltd/Cayman Islands	3.46%, $915,713 par, due 8/21/2021		(1)	966,715
American Express Co	1.55%, $500,000 par, due 5/22/2018		(1)	495,247
Anderson County School District No 1/SC	5.00%, $500,000 par, due 3/1/2022		(1)	567,515
Archer-Daniels-Midland Co	4.48%, $1,600,000 par, due 3/1/2021		(1)	1,768,069
AT&T Inc	1.60%, $420,000 par, due 2/15/2017		(1)	420,858
Atlantic City Electric Co	7.75%, $650,000 par, due 11/15/2018		(1)	783,373
Bank of America Corp	5.42%, $300,000 par, due 3/15/2017		(1)	321,644
Bank of America Corp	5.00%, $300,000 par, due 5/13/2021		(1)	334,756
Bank of America Corp	2.65%, $370,000 par, due 4/1/2019		(1)	372,714
Bank of America Corp	6.40%, $450,000 par, due 8/28/2017		(1)	501,375
Bank of America NA	5.30%, $1,250,000 par, due 3/15/2017		(1)	1,342,706
Bank of New York Mellon Corp/The	2.20%, $1,200,000 par, due 5/15/2019		(1)	1,203,356
Barclays Bank PLC	5.00%, $1,300,000 par, due 9/22/2016		(1)	1,385,276
Bayer US Finance LLC	2.38%, $830,000 par, due 10/8/2019		(1)	833,293
BB&T Corp	2.05%, $375,000 par, due 6/19/2018		(1)	377,471
BNP Paribas SA	3.60%, $1,400,000 par, due 2/23/2016		(1)	1,439,010
Boston Properties LP	3.85%, $875,000 par, due 2/1/2023		(1)	908,317
Bottling Group LLC	5.13%, $650,000 par, due 1/15/2019		(1)	726,677
BP Capital Markets PLC	4.74%, $1,000,000 par, due 3/11/2021		(1)	1,088,509
BP Capital Markets PLC	3.81%, $560,000 par, due 2/10/2024		(1)	563,634
Branch Banking & Trust Co	5.63%, $750,000 par, due 9/15/2016		(1)	803,793
Brazos Student Finance Corp	0.50%, $377,814 par, due 6/25/2027		(1)	375,997
Burlington Northern Santa Fe LLC	3.45%, $1,000,000 par, due 9/15/2021		(1)	1,043,496
Burlington Northern Santa Fe LLC	3.40%, $500,000 par, due 9/1/2024		(1)	509,126
Capital Auto Receivables Asset	1.26%, $1,800,000 par, due 5/21/2018		(1)	1,804,021
Cargill Inc	4.31%, $1,210,000 par, due 5/14/2021		(1)	1,330,706
CarMax Auto Owner Trust 2013-4	0.80%, $1,000,000 par, due 7/16/2018		(1)	998,851
Carmax Auto Owner Trust 2014-1	0.79%, $1,950,000 par, due 10/15/2018		(1)	1,944,209
Caterpillar Inc	3.90%, $750,000 par, due 5/27/2021		(1)	812,170
Caterpillar Inc	3.40%, $250,000 par, due 5/15/2024		(1)	256,936
CenterPoint Energy Transition	2.16%, $1,400,000 par, due 10/15/2021		(1)	1,408,389
Charter Township of Bloomfield MI	3.09%, $665,000 par, due 5/1/2020		(1)	686,426
Chase Issuance Trust	1.01%, $1,500,000 par, due 10/15/2018		(1)	1,499,972
Chevron Corp	2.35%, $600,000 par, due 12/5/2022		(1)	581,830
Chevron Corp	3.19%, $700,000 par, due 6/24/2023		(1)	713,070
Citigroup Commercial Mortgage Trust 2012-GC8	2.61%, $1,500,000 par, due 5/10/2022		(1)	1,502,562
Citigroup Commercial Mortgage Trust 2013-GC11	2.69%, $2,650,000 par, due 12/10/2022		(1)	2,652,992
Citigroup Inc	4.50%, $600,000 par, due 1/14/2022		(1)	655,655
Citigroup Inc	4.45%, $550,000 par, due 1/10/2017		(1)	581,396
City of Austin TX	3.45%, $500,000 par, due 9/1/2021		(1)	530,625
City of Boston MA	4.40%, $1,000,000 par, due 4/1/2026		(1)	1,105,010
City of Chicago IL	6.05%, $1,000,000 par, due 1/1/2029		(1)	1,052,540
City of Houston TX	4.36%, $695,000 par, due 3/1/2020		(1)	763,868
City of Lubbock TX	4.74%, $750,000 par, due 2/15/2020		(1)	820,103
44(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
COMM 2012-LC4 A4 9.6-Yr CMBS	3.29%, $2,300,000 par, due 12/10/2044		(1)	$2,377,791
Commonwealth of Pennsylvania	4.65%, $750,000 par, due 2/15/2026		(1)	837,938
Connecticut Light & Power Co/The	5.38%, $750,000 par, due 3/1/2017		(1)	813,082
ConocoPhillips	5.75%, $450,000 par, due 2/1/2019		(1)	511,549
County of Butts GA	2.00%, $1,250,000 par, due 4/1/2016		(1)	1,264,850
County of Loudoun VA	1.85%, $1,500,000 par, due 12/1/2019		(1)	1,494,750
County of Scott MN	4.75%, $1,000,000 par, due 12/1/2020		(1)	1,041,230
Credit Suisse/New York NY	4.38%, $750,000 par, due 8/5/2020		(1)	813,026
Credit Suisse/New York NY	2.30%, $250,000 par, due 5/28/2019		(1)	249,571
Credit Suisse/New York NY	3.63%, $330,000 par, due 9/9/2024		(1)	335,689
CRH America Inc	4.13%, $850,000 par, due 1/15/2016		(1)	874,710
CVS Health Corp	4.00%, $570,000 par, due 12/5/2023		(1)	603,215
Daimler Finance North America LLC	3.00%, $1,100,000 par, due 3/28/2016		(1)	1,127,049
Dayton Metro Library	2.15%, $1,100,000 par, due 12/1/2020		(1)	1,085,634
DBUBS 2011-LC1 Mortgage Trust	5.00%, $2,100,000 par, due 11/10/2046		(1)	2,368,050
DBUBS 2011-LC2 Mortgage Trust	4.54%, $2,000,000 par, due 7/10/2044		(1)	2,208,426
Deere & Co	2.60%, $1,500,000 par, due 6/8/2022		(1)	1,475,663
Devon Energy Corp	6.30%, $1,250,000 par, due 1/15/2019		(1)	1,426,736
Duke Energy Progress Inc	5.30%, $1,200,000 par, due 1/15/2019		(1)	1,344,540
Duke Realty LP	5.95%, $330,000 par, due 2/15/2017		(1)	357,836
Duke Realty LP	7.38%, $867,000 par, due 2/15/2015		(1)	873,284
Eaton Corp	6.95%, $1,375,000 par, due 3/20/2019		(1)	1,600,379
Ecolab Inc	4.35%, $625,000 par, due 12/8/2021		(1)	680,993
Education Loan Asset-Backed Trust I	0.97%, $1,924,446 par, due 6/25/2026		(1)	1,931,592
EMC Corp/MA	1.88%, $1,100,000 par, due 6/1/2018		(1)	1,096,261
Ensco PLC	3.25%, $1,000,000 par, due 3/15/2016		(1)	1,018,286
Entergy Gulf States Louisiana LLC	6.00%, $750,000 par, due 5/1/2018		(1)	847,759
ERP Operating LP	4.63%, $1,550,000 par, due 12/15/2021		(1)	1,695,716
Ethiopian Leasing 2012 LLC	2.65%, $2,023,133 par, due 5/12/2026		(1)	2,023,774
Export Leasing 2009 LLC	1.86%, $1,666,554 par, due 8/28/2021		(1)	1,665,052
Fannie Mae Grantor Trust 2002-T16	7.00%, $129,294 par, due 7/25/2042		(1)	154,089
Fannie Mae Grantor Trust 2002-T18	7.00%, $54,043 par, due 8/25/2042		(1)	64,768
Fannie Mae Grantor Trust 2004-T3	6.00%, $396,273 par, due 2/25/2044		(1)	447,486
Fannie Mae Pool	2.32%, $386,126 par, due 4/1/2036		(1)	398,786
Fannie Mae Pool	3.80%, $3,551,377 par, due 1/1/2021		(1)	3,841,422
Fannie Mae Pool	5.00%, $966,571 par, due 9/1/2033		(1)	1,070,841
Fannie Mae Pool	2.96%, $538,470 par, due 1/1/2041		(1)	576,934
Fannie Mae Pool	3.50%, $6,937,893 par, due 9/1/2032		(1)	7,310,049
Fannie Mae Pool	3.50%, $825,073 par, due 9/1/2032		(1)	870,812
Fannie Mae Pool	2.86%, $1,850,868 par, due 11/1/2021		(1)	1,903,697
Fannie Mae Pool	2.86%, $2,478,575 par, due 1/1/2022		(1)	2,557,885
Fannie Mae Pool	3.17%, $1,984,586 par, due 12/1/2021		(1)	2,081,059
Fannie Mae Pool	2.99%, $1,689,061 par, due 9/1/2022		(1)	1,752,999
Fannie Mae Pool	2.93%, $1,705,177 par, due 3/1/2044		(1)	1,765,018
Fannie Mae Pool	2.89%, $1,729,266 par, due 3/1/2044		(1)	1,787,053
Fannie Mae Pool	2.95%, $1,894,743 par, due 5/1/2044		(1)	1,964,945
Fannie Mae Pool	1.91%, $209,276 par, due 11/1/2041		(1)	220,212
Fannie Mae Pool	5.00%, $1,312,243 par, due 11/1/2033		(1)	1,453,937
Fannie Mae Pool	5.00%, $1,660,846 par, due 6/1/2035		(1)	1,839,239
Fannie Mae Pool	2.02%, $582,652 par, due 7/1/2035		(1)	617,904
Fannie Mae Pool	5.00%, $2,124,480 par, due 10/1/2035		(1)	2,352,954
Fannie Mae Pool	2.14%, $142,169 par, due 5/1/2036		(1)	152,099
Fannie Mae Pool	1.31%, $79,652 par, due 4/1/2044		(1)	81,438
Fannie Mae Pool	5.00%, $611,304 par, due 10/1/2019		(1)	647,557
Fannie Mae Pool	5.00%, $263,440 par, due 12/1/2019		(1)	279,071
Fannie Mae Pool	2.16%, $373,888 par, due 5/1/2035		(1)	398,158
Fannie Mae Pool	1.91%, $337,099 par, due 1/1/2035		(1)	354,782
Fannie Mae Pool	5.00%, $907,603 par, due 8/1/2020		(1)	975,198
Fannie Mae Pool	1.94%, $384,247 par, due 7/1/2035		(1)	410,109
Fannie Mae Pool	1.94%, $472,544 par, due 7/1/2035		(1)	505,385
Fannie Mae Pool	3.79%, $1,184,721 par, due 5/1/2036		(1)	1,218,303
Fannie Mae Pool	1.69%, $197,248 par, due 1/1/2037		(1)	206,356
Fannie Mae Pool	6.00%, $310,577 par, due 9/1/2038		(1)	340,808
Fannie Mae Pool	1.36%, $216,574 par, due 4/1/2037		(1)	226,746
Fannie Mae REMIC Trust 2005-W1	6.50%, $301,231 par, due 10/25/2044		(1)	351,577
Fannie Mae REMICS	5.50%, $688,114 par, due 4/25/2035		(1)	753,160
Fannie Mae Trust 2003-W6	6.50%, $204,392 par, due 9/25/2042		(1)	233,719
Fannie Mae Trust 2003-W8	7.00%, $38,729 par, due 10/25/2042		(1)	44,823
Fannie Mae Trust 2004-W2	7.00%, $265,144 par, due 2/25/2044		(1)	304,220
Fannie Mae-Aces	2.61%, $1,800,000 par, due 10/25/2021		(1)	1,823,000
Fannie Mae-Aces	5.26%, $840,261 par, due 5/25/2020		(1)	926,636
FHLMC Multifamily Structured Pass
Through Certificates	2.31%, $2,375,000 par, due 3/25/2020		(1)	2,401,137

45(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
FHLMC Multifamily Structured Pass
Through Certificates	3.03%, $1,800,000 par, due 10/25/2020		(1)	$1,880,509
FHLMC Multifamily Structured Pass
Through Certificates	2.99%, $2,200,000 par, due 9/25/2021		(1)	2,277,933
FHLMC Multifamily Structured Passthrough	2.70%, $1,300,000 par, due 5/25/2018		(1)	1,343,788
FHLMC Structured Pass Through Securities	7.00%, $1,060,370 par, due 7/25/2043		(1)	1,226,151
FHMS K712 A2	1.87%, $3,300,000 par, due 11/25/2019		(1)	3,280,471
FN 2.73 MultiFamily FWD January 2015	2.73%, $1,800,000 par, due 1/1/2045		(1)	1,816,313
Freddie 20-Yr 3.5 GIANT	3.50%, $3,381,490 par, due 9/1/2032		(1)	3,554,304
Freddie Mac Gold Pool	5.50%, $163,648 par, due 2/1/2018		(1)	172,843
Freddie Mac Gold Pool	5.00%, $50,071 par, due 5/1/2021		(1)	53,345
Freddie Mac Gold Pool	6.00%, $743,332 par, due 8/1/2038		(1)	847,895
Freddie Mac Gold Pool	6.00%, $469,070 par, due 8/1/2038		(1)	534,808
Freddie Mac Gold Pool	6.00%, $180,739 par, due 9/1/2038		(1)	205,335
Freddie Mac Gold Pool	4.00%, $932,978 par, due 2/1/2026		(1)	1,002,449
Freddie Mac Gold Pool	3.50%, $1,026,780 par, due 12/1/2025		(1)	1,092,731
Freddie Mac Gold Pool	5.00%, $548,813 par, due 2/1/2020		(1)	584,995
Freddie Mac Gold Pool	3.00%, $3,642,709 par, due 8/1/2027		(1)	3,777,205
Freddie Mac Gold Pool	3.50%, $347,657 par, due 2/1/2043		(1)	362,892
Freddie Mac Non Gold Pool	2.36%, $413,613 par, due 12/1/2036		(1)	442,938
Freddie Mac Non Gold Pool	3.00%, $462,419 par, due 11/1/2040		(1)	489,887
Freddie Mac Non Gold Pool	2.94%, $1,669,875 par, due 1/1/2044		(1)	1,729,800
Freddie Mac Non Gold Pool	2.92%, $2,246,963 par, due 2/1/2044		(1)	2,326,191
Freddie Mac Non Gold Pool	2.63%, $252,922 par, due 7/1/2034		(1)	265,856
GE Equipment Transportation LLC Series 2013-2	0.92%, $2,050,000 par, due 9/25/2017		(1)	2,054,481
General Electric Capital Corp	6.00%, $1,000,000 par, due 8/7/2019		(1)	1,163,173
General Electric Capital Corp	4.63%, $225,000 par, due 1/7/2021		(1)	250,783
General Electric Capital Corp	4.65%, $500,000 par, due 10/17/2021		(1)	563,565
Genzyme Corp	5.00%, $1,000,000 par, due 6/15/2020		(1)	1,126,441
Georgia-Pacific LLC	3.73%, $1,475,000 par, due 7/15/2023		(1)	1,508,567
Ginnie Mae II pool	0.78%, $3,538,655 par, due 5/20/2058		(1)	3,538,895
Ginnie Mae II pool	1.50%, $1,079,221 par, due 6/20/2058		(1)	1,103,711
Ginnie Mae II pool	5.76%, $2,933,009 par, due 12/20/2058		(1)	3,099,534
Ginnie Mae II pool	5.63%, $537,980 par, due 2/20/2059		(1)	565,941
Ginnie Mae II pool	5.46%, $4,668,799 par, due 7/20/2059		(1)	4,927,614
Ginnie Mae II pool	5.46%, $3,332,450 par, due 7/20/2059		(1)	3,509,943
GlaxoSmithKline Capital Inc	5.65%, $800,000 par, due 5/15/2018		(1)	901,220
Goldman Sachs Group Inc/The	5.25%, $500,000 par, due 7/27/2021		(1)	564,331
Goldman Sachs Group Inc/The	5.75%, $150,000 par, due 1/24/2022		(1)	173,518
Goldman Sachs Group Inc/The	2.55%, $580,000 par, due 10/23/2019		(1)	577,882
Great River Energy	5.83%, $211,945 par, due 7/1/2017		(1)	225,455
GS Mortgage Securities Corp II	2.56%, $2,750,000 par, due 2/10/2046		(1)	2,738,574
GS Mortgage Securities Trust 2011-GC3	4.75%, $1,775,000 par, due 3/10/2044		(1)	1,967,816
GS Mortgage Securities Trust 2013-GCJ12	2.68%, $2,375,000 par, due 6/10/2046		(1)	2,373,720
GSMS 2012-GCJ7 A4 9.2-Yr CMBS	3.38%, $2,250,000 par, due 5/10/2045		(1)	2,336,490
Halliburton Co	5.90%, $950,000 par, due 9/15/2018		(1)	1,074,034
Hashemite Kingdom of Jordan Government AID	2.50%, $1,625,000 par, due 10/30/2020		(1)	1,652,074
Helios Leasing I LLC	1.56%, $827,234 par, due 9/28/2024		(1)	788,290
Hewlett-Packard Co	2.60%, $1,000,000 par, due 9/15/2017		(1)	1,018,774
Hilton USA Trust 2013-HLT	2.66%, $1,975,000 par, due 11/5/2030		(1)	1,977,490
Honda Auto Receivables 2014-1 Owner Trust	0.67%, $2,000,000 par, due 12/21/2017		(1)	1,995,230
HSBC Holdings PLC	5.10%, $1,250,000 par, due 4/5/2021		(1)	1,412,998
HSBC USA Inc	1.63%, $190,000 par, due 1/16/2018		(1)	189,268
Indiana Housing & Community Development Authority	5.90%, $155,000 par, due 1/1/2037		(1)	156,108
Ingredion Inc	6.00%, $400,000 par, due 4/15/2017		(1)	435,130
International Business Machines Corp	3.63%, $1,960,000 par, due 2/12/2024		(1)	2,041,977
Iowa Finance Authority	5.87%, $155,000 par, due 7/1/2036			155,922
Johns Hopkins University	5.25%, $325,000 par, due 7/1/2019		(1)	367,354
JP Morgan Chase Commercial Mortgage Securities
Trust 2006-LDP7	5.87%, $93,770 par, due 4/15/2045		(1)	95,009
JP Morgan Chase Commercial Mortgage Securities
Trust 2010-C2	4.07%, $1,700,000 par, due 11/15/2043		(1)	1,823,102
JP Morgan Chase Commercial Mortgage Securities
Trust 2011-C3	4.72%, $1,775,000 par, due 2/15/2046		(1)	1,976,331
JP Morgan Chase Commercial Mortgage Securities
Trust 2011-C4	4.39%, $1,840,000 par, due 7/15/2046		(1)	2,019,380
JP Morgan Chase Commercial Mortgage Securities
Trust 2012-C8	2.38%, $1,175,000 par, due 4/15/2022		(1)	1,176,117
JPMBB Commercial Mortgage Securities
Trust 2013-C12	3.16%, $2,380,000 par, due 7/15/2045		(1)	2,460,791
JPMorgan Chase & Co	4.40%, $450,000 par, due 7/22/2020		(1)	487,790
JPMorgan Chase & Co	4.50%, $290,000 par, due 1/24/2022		(1)	316,608
JPMorgan Chase Bank NA	6.00%, $1,250,000 par, due 10/1/2017		(1)	1,387,355

46(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Kansas City Power & Light Co	6.38%, $575,000 par, due 3/1/2018		(1)	$648,313
Kentucky Housing Corp	5.75%, $40,000 par, due 7/1/2037		(1)	40,183
Kentucky Utilities Co	3.25%, $1,000,000 par, due 11/1/2020		(1)	1,032,909
Kraft Foods Group Inc	3.50%, $890,000 par, due 6/6/2022		(1)	911,994
Liberty Property LP	5.50%, $1,000,000 par, due 12/15/2016		(1)	1,073,686
Lockheed Martin Corp	4.25%, $1,330,000 par, due 11/15/2019		(1)	1,449,749
Massachusetts Health & Educational Facilities Authority	5.26%, $750,000 par, due 10/1/2018		(1)	852,360
McDonald's Corp	5.00%, $675,000 par, due 2/1/2019		(1)	751,116
Mississippi Higher Ed Assistance Corp	0.85%, $1,889,158 par, due 10/25/2035		(1)	1,889,294
Missouri Higher Ed Loan Authority	1.09%, $1,002,527 par, due 8/26/2030		(1)	1,008,111
MMAF Equipment Finance LLC 2014-A	1.59%, $2,700,000 par, due 2/8/2022		(1)	2,670,635
Morgan Stanley	5.50%, $750,000 par, due 7/24/2020		(1)	846,170
Morgan Stanley	3.75%, $500,000 par, due 2/25/2023		(1)	512,911
Morgan Stanley Bank of America Merrill Lynch
Trust 2013-C9	2.66%, $2,325,000 par, due 1/15/2023		(1)	2,318,176
National City Bank/Cleveland OH	0.61%, $450,000 par, due 6/7/2017		(1)	447,879
Nebo School District	4.41%, $810,000 par, due 7/1/2018		(1)	877,408
Nelnet Education Loan Funding Inc	0.37%, $1,925 par, due 8/26/2019		(1)	1,925
New York Life Global Funding	1.65%, $500,000 par, due 5/15/2017		(1)	503,806
New York State Urban Development Corp	6.50%, $820,000 par, due 12/15/2018		(1)	906,551
Nissan Auto Owner Trust 2014-A	0.72%, $1,900,000 par, due 8/15/2018		(1)	1,895,704
Nissan Auto Receivables 2014-B Owner Trust	1.11%, $1,900,000 par, due 5/15/2019		(1)	1,895,286
Norfolk Southern Corp	3.00%, $1,250,000 par, due 4/1/2022		(1)	1,255,184
North Carolina Housing Finance Agency	2.87%, $1,630,000 par, due 7/1/2032		(1)	1,669,805
North Carolina State Ed Assistance Auth	0.67%, $1,848,830 par, due 12/26/2039		(1)	1,841,749
Northrop Grumman Corp	1.75%, $1,045,000 par, due 6/1/2018		(1)	1,037,491
Northstar Education Finance Inc	0.98%, $606,078 par, due 10/30/2045		(1)	602,593
Northstar Education Finance Inc	0.87%, $1,156,112 par, due 12/26/2031		(1)	1,161,012
Novartis Capital Corp	3.40%, $1,300,000 par, due 5/6/2024		(1)	1,352,367
Occidental Petroleum Corp	1.75%, $530,000 par, due 2/15/2017		(1)	533,057
Oracle Corp	2.38%, $680,000 par, due 1/15/2019		(1)	691,767
Overseas Private Investment Corp	3.37%, $1,345,875 par, due 5/15/2021		(1)	1,422,772
PacifiCorp	5.65%, $250,000 par, due 7/15/2018		(1)	282,424
PacifiCorp	5.50%, $750,000 par, due 1/15/2019		(1)	847,424
Parker-Hannifin Corp	5.50%, $750,000 par, due 5/15/2018		(1)	839,152
Pearson Dollar Finance Two PLC	6.25%, $750,000 par, due 5/6/2018		(1)	838,532
PepsiCo Inc	5.00%, $1,000,000 par, due 6/1/2018		(1)	1,105,712
Petroleos Mexicanos	2.29%, $926,250 par, due 2/15/2024		(1)	920,360
Petroleos Mexicanos	2.38%, $2,000,000 par, due 4/15/2025		(1)	1,977,698
PNC Bank NA	5.25%, $500,000 par, due 1/15/2017		(1)	538,315
ProLogis LP	4.50%, $750,000 par, due 8/15/2017		(1)	799,212
Public Service Co of Oklahoma	6.15%, $600,000 par, due 8/1/2016		(1)	643,671
Raytheon Co	3.15%, $1,050,000 par, due 12/15/2024		(1)	1,053,149
Realty Income Corp	3.25%, $746,000 par, due 10/15/2022		(1)	735,432
Realty Income Corp	4.65%, $310,000 par, due 8/1/2023		(1)	333,831
Rio Tinto Finance USA Ltd	2.50%, $300,000 par, due 5/20/2016		(1)	305,657
Rio Tinto Finance USA Ltd	2.25%, $310,000 par, due 9/20/2016		(1)	315,703
Rio Tinto Finance USA PLC	2.00%, $640,000 par, due 3/22/2017		(1)	647,684
Roche Holdings Inc	2.25%, $1,250,000 par, due 9/30/2019		(1)	1,257,920
Roper Industries Inc	1.85%, $1,250,000 par, due 11/15/2017		(1)	1,251,519
Royal Bank of Canada	2.00%, $1,100,000 par, due 10/1/2018		(1)	1,110,131
SABMiller Holdings Inc	3.75%, $500,000 par, due 1/15/2022		(1)	521,855
SABMiller Holdings Inc	2.45%, $900,000 par, due 1/15/2017		(1)	918,241
SCG Trust 2013-SRP1	1.56%, $1,200,000 par, due 11/15/2016		(1)	1,201,458
Shell International Finance BV	4.30%, $1,188,000 par, due 9/22/2019		(1)	1,303,781
Simon Property Group LP	3.38%, $1,000,000 par, due 10/1/2024		(1)	1,017,165
SMALL BUSINESS ADMINISTRATION	2.13%, $1,423,363 par, due 1/1/2033		(1)	1,395,855
Small Business Administration Participation Certificates	5.34%, $181,619 par, due 11/1/2021		(1)	195,092
Small Business Administration Participation Certificates	5.54%, $652,958 par, due 9/1/2026		(1)	716,040
Small Business Administration Participation Certificates	5.31%, $1,480,833 par, due 5/1/2027		(1)	1,628,716
Small Business Administration Participation Certificates	5.68%, $807,402 par, due 6/1/2028		(1)	902,708
Small Business Administration Participation Certificates	5.60%, $1,598,601 par, due 9/1/2028		(1)	1,775,078
Small Business Administration Participation Certificates	5.63%, $1,894,580 par, due 10/1/2028		(1)	2,106,735
Small Business Administration Participation Certificates	5.72%, $3,876,430 par, due 1/1/2029		(1)	4,375,628
Small Business Administration Participation Certificates	3.23%, $1,952,118 par, due 2/1/2034		(1)	2,014,747
Small Business Administration Participation Certificates	3.21%, $1,960,894 par, due 3/1/2034		(1)	2,028,515
St Louis County School District No R-7 Kirkwood	4.19%, $1,000,000 par, due 2/15/2018		(1)	1,073,630
State of Florida	4.90%, $1,000,000 par, due 6/1/2023		(1)	1,105,930
State of Georgia	4.50%, $1,000,000 par, due 11/1/2025		(1)	1,123,640
State of Mississippi	1.35%, $1,100,000 par, due 11/1/2017		(1)	1,103,366
State of Tennessee	3.18%, $800,000 par, due 8/1/2020		(1)	844,408
State of Wisconsin	3.45%, $550,000 par, due 5/1/2020		(1)	588,632
State Street Bank & Trust Co	5.30%, $1,600,000 par, due 1/15/2016		(1)	1,673,275

47(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Symantec Corp	2.75%, $1,100,000 par, due 6/15/2017		(1)	$1,116,221
Sysco Corp	2.35%, $440,000 par, due 10/2/2019		(1)	442,395
Target Corp	6.00%, $600,000 par, due 1/15/2018		(1)	676,085
Tayarra Ltd	3.63%, $1,303,199 par, due 2/15/2022		(1)	1,379,073
Teck Resources Ltd	3.15%, $1,070,000 par, due 1/15/2017		(1)	1,091,068
Tesco PLC	2.70%, $1,000,000 par, due 1/5/2017		(1)	993,059
Thermo Fisher Scientific Inc	5.00%, $450,000 par, due 6/1/2015		(1)	457,872
Time Warner Inc	3.40%, $500,000 par, due 6/15/2022		(1)	505,449
Toronto-Dominion Bank/The	2.25%, $1,325,000 par, due 9/25/2019		(1)	1,335,293
Total Capital International SA	2.10%, $830,000 par, due 6/19/2019		(1)	830,365
Township of Bristol PA	2.82%, $810,000 par, due 9/15/2020		(1)	815,160
Township of Bristol PA	3.28%, $480,000 par, due 9/15/2022		(1)	490,315
Trustees of Dartmouth College	4.75%, $1,000,000 par, due 6/1/2019		(1)	1,113,133
Tunisia Government AID Bonds	2.45%, $1,000,000 par, due 7/24/2021		(1)	1,015,351
UBS AG/Stamford CT	2.38%, $600,000 par, due 8/14/2019		(1)	599,965
UBS-Barclays Commercial Mortgage Trust 2012-C4	2.46%, $2,000,000 par, due 12/10/2045		(1)	1,987,672
Ukraine Government AID Bonds	1.84%, $600,000 par, due 5/16/2019		(1)	604,050
United States Small Business Administration	4.64%, $62,203 par, due 2/10/2015		(1)	62,502
United States Small Business Administration	4.94%, $268,491 par, due 8/10/2015		(1)	274,440
United States Small Business Administration	5.68%, $91,971 par, due 8/10/2016		(1)	95,625
United States Small Business Administration	5.94%, $1,579,054 par, due 8/10/2018		(1)	1,727,159
United States Small Business Administration	3.19%, $2,996,989 par, due 3/10/2024		(1)	3,105,540
United States Small Business Administration	3.02%, $2,000,000 par, due 9/10/2024		(1)	2,073,968
United States Treasury Inflation Indexed Bonds	0.13%, $10,371,000 par, due 7/15/2024		(1)	9,987,261
United States Treasury Note/Bond	2.38%, $4,000,000 par, due 8/15/2024		(1)	4,074,064
United States Treasury Note/Bond	2.25%, $1,850,000 par, due 11/15/2024		(1)	1,862,430
United States Treasury Note/Bond	3.38%, $1,500,000 par, due 11/15/2019		(1)	1,625,039
United States Treasury Note/Bond	1.50%, $1,525,000 par, due 8/31/2018		(1)	1,532,387
United States Treasury Note/Bond	2.50%, $4,000,000 par, due 5/15/2024		(1)	4,120,624
United Technologies Corp	3.10%, $590,000 par, due 6/1/2022		(1)	601,994
Valspar Corp/The	5.10%, $400,000 par, due 8/1/2015		(1)	409,507
Ventas Realty LP / Ventas Capital Corp	2.00%, $900,000 par, due 2/15/2018		(1)	900,795
Verizon Communications Inc	5.15%, $500,000 par, due 9/15/2023		(1)	552,117
Village of Hoffman Estates IL	5.00%, $485,000 par, due 12/1/2015		(1)	504,676
Vornado Realty LP	5.00%, $500,000 par, due 1/15/2022		(1)	548,834
Vornado Realty LP	2.50%, $440,000 par, due 6/30/2019		(1)	436,188
Wisconsin Housing & Economic Development Authority	5.81%, $250,000 par, due 3/1/2037		(1)	255,208
World Omni Auto Receivables Trust 2013-B	0.83%, $1,271,000 par, due 8/15/2018		(1)	1,270,180
Wells Fargo Short Term Investment Fund S	0.19%, $14,330,577 units		(1)	14,330,577
				366,723,249
	Accrued income receivable			2,171,950
	Variation margin payable			2,656
	Deposits with brokers for futures transactions			22,872
	Receivables for investment payments due			59,449
	Payable for securities purchased on a forward commitment basis			(1,815,209)
	Total			367,164,967
Prudential Insurance Company of America	2.38%
AEP Texas Central Transition Funding II LLC	5.09%, $740,717 par, due 7/1/2015		(1)	757,282
AEP Texas Central Transition Funding II LLC	5.17%, $4,290,000 par, due 1/1/2018		(1)	4,590,901
AbbVie Inc	2.90%, $2,180,000 par, due 11/6/2022		(1)	2,146,275
Actavis Funding SCS	2.45%, $565,000 par, due 6/15/2019		(1)	555,367
Ally Master Owner Trust	1.44%, $1,300,000 par, due 2/15/2017		(1)	1,301,274
Ally Master Owner Trust	1.54%, $1,380,000 par, due 9/15/2019		(1)	1,369,567
Ally Auto Receivables Trust	1.75%, $85,370 par, due 3/15/2016		(1)	85,409
Ally Auto Receivables Trust	0.63%, $1,562,947 par, due 5/15/2017		(1)	1,563,244
Ally Auto Receivables Trust 2014-1	0.48%, $1,010,000 par, due 2/15/2017		(1)	1,009,020
Amazon.com Inc	3.80%, $435,000 par, due 12/5/2024		(1)	445,666
American Express Credit Account Master Trust	0.68%, $1,695,000 par, due 3/15/2018		(1)	1,696,305
American Express Credit Corp	2.25%, $1,520,000 par, due 8/15/2019		(1)	1,520,243
Amgen Inc	5.65%, $625,000 par, due 6/15/2042		(1)	743,625
Amgen Inc	5.15%, $200,000 par, due 11/15/2041		(1)	225,430
Amgen Inc	3.88%, $2,090,000 par, due 11/15/2021		(1)	2,208,106
Anheuser-Busch InBev Finance Inc	2.63%, $1,250,000 par, due 1/17/2023		(1)	1,213,375
Apple Inc	3.85%, $835,000 par, due 5/4/2043		(1)	835,601
Apple Inc	2.85%, $265,000 par, due 5/6/2021		(1)	271,084
BAE Systems PLC	4.75%, $2,145,000 par, due 10/11/2021		(1)	2,340,731
BG Energy Capital PLC	4.00%, $1,195,000 par, due 10/15/2021		(1)	1,228,962
BHP Billiton Finance USA Ltd	3.85%, $680,000 par, due 9/30/2023		(1)	715,870
Bank of America Corp	5.42%, $3,385,000 par, due 3/15/2017		(1)	3,629,228
Bank of America Corp	5.65%, $535,000 par, due 5/1/2018		(1)	594,369
Bank of America Corp	2.00%, $1,200,000 par, due 1/11/2018		(1)	1,199,088
Bank of America Corp	3.30%, $155,000 par, due 1/11/2023		(1)	155,012

48(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Bank of New York Mellon Corp/The	2.10%, $765,000 par, due 1/15/2019		(1)	$767,425
Bank of New York Mellon Corp/The	2.20%, $415,000 par, due 3/4/2019		(1)	416,511
Bank of New York Mellon Corp/The	2.20%, $1,690,000 par, due 5/15/2019		(1)	1,694,732
Bayer US Finance LLC	2.38%, $1,390,000 par, due 10/8/2019		(1)	1,395,518
Burlington Northern Santa Fe LLC	4.90%, $285,000 par, due 4/1/2044		(1)	320,437
Burlington Northern Santa Fe LLC	4.55%, $1,850,000 par, due 9/1/2044		(1)	1,985,624
CNH Equipment Trust	0.63%, $287,865 par, due 1/17/2017		(1)	287,937
AEP Texas Central Transition Funding LLC	6.25%, $1,513,806 par, due 1/15/2017		(1)	1,559,690
CVS Health Corp	4.00%, $975,000 par, due 12/5/2023		(1)	1,031,813
Duke Energy Progress Inc	3.00%, $325,000 par, due 9/15/2021		(1)	333,385
Caterpillar Inc	5.20%, $170,000 par, due 5/27/2041		(1)	201,647
Chase Issuance Trust	0.79%, $630,000 par, due 6/15/2017		(1)	630,838
Chase Issuance Trust	0.59%, $1,655,000 par, due 8/15/2017		(1)	1,655,530
Chase Issuance Trust	0.54%, $1,190,000 par, due 10/16/2017		(1)	1,189,417
Chase Issuance Trust	0.47%, $725,000 par, due 5/15/2017		(1)	724,899
Citigroup Inc	5.50%, $1,985,000 par, due 2/15/2017		(1)	2,133,835
Citigroup Inc	2.50%, $875,000 par, due 9/26/2018		(1)	885,220
Citigroup Inc	2.50%, $770,000 par, due 7/29/2019		(1)	770,616
Citibank Credit Card Issuance Trust	5.30%, $900,000 par, due 3/15/2018		(1)	948,600
Citibank Credit Card Issuance Trust	0.55%, $2,040,000 par, due 10/10/2017		(1)	2,039,429
Coca-Cola Femsa SAB de CV	2.38%, $980,000 par, due 11/26/2018		(1)	997,846
Comcast Corp	6.50%, $1,980,000 par, due 1/15/2017		(1)	2,186,336
Comerica Inc	2.13%, $450,000 par, due 5/23/2019		(1)	446,990
ConAgra Foods Inc	1.90%, $675,000 par, due 1/25/2018		(1)	670,505
ConocoPhillips Co	4.15%, $945,000 par, due 11/15/2034		(1)	969,646
DTE Energy Co	3.85%, $950,000 par, due 12/1/2023		(1)	997,947
Daimler Finance North America LLC	2.38%, $1,100,000 par, due 8/1/2018		(1)	1,115,433
Daimler Finance North America LLC	1.13%, $1,350,000 par, due 3/10/2017		(1)	1,342,143
Deutsche Bank AG/London	1.35%, $1,145,000 par, due 5/30/2017		(1)	1,135,348
Deutsche Telekom International Finance BV	2.25%, $775,000 par, due 3/6/2017		(1)	787,237
Devon Energy Corp	3.25%, $2,075,000 par, due 5/15/2022		(1)	2,038,397
Diageo Investment Corp	2.88%, $585,000 par, due 5/11/2022		(1)	584,649
DIRECTV Holdings LLC / DIRECTV Financing Co Inc	5.88%, $415,000 par, due 10/1/2019		(1)	474,689
DIRECTV Holdings LLC / DIRECTV Financing Co Inc	3.80%, $310,000 par, due 3/15/2022		(1)	315,385
Dominion Resources Inc/VA	1.95%, $370,000 par, due 8/15/2016		(1)	373,974
Dominion Resources Inc/VA	2.50%, $905,000 par, due 12/1/2019		(1)	907,643
Dow Chemical Co/The	3.00%, $1,765,000 par, due 11/15/2022		(1)	1,724,511
Spectra Energy Capital LLC	8.00%, $820,000 par, due 10/1/2019		(1)	992,290
Eastman Chemical Co	2.70%, $1,145,000 par, due 1/15/2020		(1)	1,151,504
Encana Corp	3.90%, $1,615,000 par, due 11/15/2021		(1)	1,591,631
Financing Corp Fico	9.80%, $1,440,000 par, due 4/6/2018		(1)	1,820,784
Financing Corp Fico	10.35%, $1,070,000 par, due 8/3/2018		(1)	1,395,468
Financing Corp Fico	9.65%, $1,235,000 par, due 11/2/2018		(1)	1,603,697
Financing Corp Fico	1.53%, $1,935,000 par, due 5/11/2018		(1)	1,838,165
Financing Corp Fico	1.20%, $4,075,000 par, due 10/6/2017		(1)	3,942,595
Financing Corp Fico	1.02%, $505,000 par, due 3/26/2017		(1)	493,608
Financing Corp Fico	1.53%, $3,305,000 par, due 2/8/2018		(1)	3,152,018
Ford Credit Floorplan Master Owner Trust A	1.50%, $680,000 par, due 9/15/2018		(1)	685,692
Ford Credit Auto Owner Trust	0.58%, $232,419 par, due 8/15/2015		(1)	232,463
Ford Credit Auto Owner Trust	0.45%, $760,201 par, due 8/15/2016		(1)	760,110
Ford Motor Credit Co LLC	2.60%, $1,395,000 par, due 11/4/2019		(1)	1,387,495
General Electric Co	2.70%, $3,475,000 par, due 10/9/2022		(1)	3,476,425
General Electric Co	3.38%, $195,000 par, due 3/11/2024		(1)	201,445
General Electric Capital Corp	5.30%, $535,000 par, due 2/11/2021		(1)	610,965
Gilead Sciences Inc	3.70%, $1,160,000 par, due 4/1/2024		(1)	1,216,643
Goldman Sachs Group Inc/The	5.95%, $3,875,000 par, due 1/18/2018		(1)	4,305,009
HSBC Finance Corp	6.68%, $2,275,000 par, due 1/15/2021		(1)	2,699,197
HAROT 2014-1 A2	0.41%, $700,954 par, due 9/21/2016		(1)	700,674
Honda Auto Receivables Owner Trust	0.45%, $779,808 par, due 4/18/2016		(1)	779,754
Humana Inc	2.63%, $585,000 par, due 10/1/2019		(1)	584,953
Hyundai Auto Receivables Trust 2012-A	0.95%, $276,924 par, due 12/15/2016		(1)	277,442
Israel Government AID Bond	2.31%, $1,185,000 par, due 8/15/2021		(1)	1,017,847
JPMorgan Chase & Co	4.40%, $2,380,000 par, due 7/22/2020		(1)	2,579,872
JPMorgan Chase Bank NA	6.00%, $3,150,000 par, due 7/5/2017		(1)	3,470,765
Kinder Morgan Inc/DE	4.30%, $1,155,000 par, due 6/1/2025		(1)	1,155,543
Kraft Foods Group Inc	3.50%, $285,000 par, due 6/6/2022		(1)	292,042
Kroger Co/The	6.40%, $1,475,000 par, due 8/15/2017		(1)	1,648,667
Lockheed Martin Corp	3.35%, $1,415,000 par, due 9/15/2021		(1)	1,465,756
Mondelez International Inc	4.00%, $955,000 par, due 2/1/2024		(1)	999,188
Morgan Stanley	7.30%, $1,575,000 par, due 5/13/2019		(1)	1,868,186
Motiva Enterprises LLC	5.75%, $1,550,000 par, due 1/15/2020		(1)	1,729,475
21st Century Fox America Inc	6.65%, $645,000 par, due 11/15/2037		(1)	861,243
Northrop Grumman Corp	1.75%, $2,525,000 par, due 6/1/2018		(1)	2,506,845

49(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Oracle Corp	2.25%, $1,780,000 par, due 10/8/2019		(1)	$1,792,709
PNC Bank NA	2.25%, $795,000 par, due 7/2/2019		(1)	793,776
PNC Bank NA	2.40%, $1,300,000 par, due 10/18/2019		(1)	1,305,460
PEGTF 2005-A A4	4.57%, $262,151 par, due 6/15/2017		(1)	266,878
PSE&G Transition Funding LLC	6.89%, $765,897 par, due 12/15/2017		(1)	794,132
Pacific Gas & Electric Co	5.63%, $1,275,000 par, due 11/30/2017		(1)	1,417,112
PepsiCo Inc	2.75%, $505,000 par, due 3/1/2023		(1)	496,859
PepsiCo Inc	4.25%, $270,000 par, due 10/22/2044		(1)	281,786
Perrigo Co PLC	2.30%, $1,515,000 par, due 11/8/2018		(1)	1,513,803
Raytheon Co	6.40%, $1,760,000 par, due 12/15/2018		(1)	2,054,026
Residual Funding Corp Principal Strip	2.14%, $1,555,000 par, due 7/15/2020		(1)	1,382,210
Rio Tinto Finance USA PLC	2.88%, $410,000 par, due 8/21/2022		(1)	394,199
SABMiller Holdings Inc	3.75%, $245,000 par, due 1/15/2022		(1)	255,709
Shell International Finance BV	3.40%, $910,000 par, due 8/12/2023		(1)	939,220
State Street Corp	3.70%, $650,000 par, due 11/20/2023		(1)	682,929
Statoil ASA	2.90%, $1,060,000 par, due 11/8/2020		(1)	1,084,274
Suncor Energy Inc	6.10%, $2,475,000 par, due 6/1/2018		(1)	2,776,232
TSMC Global Ltd	1.63%, $1,240,000 par, due 4/3/2018		(1)	1,217,085
Thermo Fisher Scientific Inc	2.40%, $785,000 par, due 2/1/2019		(1)	786,170
Thermo Fisher Scientific Inc	3.30%, $435,000 par, due 2/15/2022		(1)	435,718
Time Warner Inc	3.55%, $1,960,000 par, due 6/1/2024		(1)	1,952,376
Time Warner Cable Inc	7.30%, $560,000 par, due 7/1/2038		(1)	772,156
Time Warner Cable Inc	5.50%, $440,000 par, due 9/1/2041		(1)	511,245
Total Capital International SA	2.75%, $1,240,000 par, due 6/19/2021		(1)	1,244,638
Toyota Auto Receivables Owner Trust	0.41%, $874,347 par, due 8/15/2016		(1)	874,434
Toyota Auto Receivables Owner Trust	0.48%, $214,179 par, due 2/15/2016		(1)	214,207
TransCanada PipeLines Ltd	4.63%, $1,165,000 par, due 3/1/2034		(1)	1,181,916
United States Treasury Bill	0.00%, $19,695,000 par, due 1/2/2015		(1)	19,695,000
United States Treasury Note/Bond	2.88%, $4,055,000 par, due 5/15/2043		(1)	4,147,495
United States Treasury Note/Bond	3.75%, $2,690,000 par, due 11/15/2043		(1)	3,233,676
United States Treasury Note/Bond	3.63%, $615,000 par, due 2/15/2044		(1)	723,732
United States Treasury Note/Bond	2.13%, $2,185,000 par, due 1/31/2021		(1)	2,217,775
United States Treasury Note/Bond	1.63%, $2,060,000 par, due 4/30/2019		(1)	2,067,086
United States Treasury Note/Bond	4.00%, $1,245,000 par, due 2/15/2015		(1)	1,250,739
United States Treasury Note/Bond	4.25%, $4,425,000 par, due 11/15/2017		(1)	4,825,684
United States Treasury Note/Bo	3.13%, $12,570,000 par, due 5/15/2019		(1)	13,399,871
United States Treasury Note/Bond	2.25%, $34,010,000 par, due 11/30/2017		(1)	35,171,101
United States Treasury Note/Bond	1.38%, $20,155,000 par, due 2/28/2019		(1)	20,046,365
United States Treasury Note/Bond	0.38%, $14,325,000 par, due 3/15/2015		(1)	14,334,025
United States Treasury Note/Bond	0.63%, $26,840,000 par, due 8/31/2017		(1)	26,584,215
United States Treasury Note/Bond	0.25%, $2,110,000 par, due 2/28/2015		(1)	2,110,570
United States Treasury Note/Bond	0.75%, $40,035,000 par, due 2/28/2018		(1)	39,484,519
United States Treasury Note/Bond	1.75%, $6,795,000 par, due 5/15/2023		(1)	6,616,088
United States Treasury Note/Bond	2.13%, $31,530,000 par, due 6/30/2021		(1)	31,911,828
Verizon Communications Inc	3.85%, $2,455,000 par, due 11/1/2042		(1)	2,188,583
Verizon Communications Inc	6.40%, $1,070,000 par, due 9/15/2033		(1)	1,318,005
Vodafone Group PLC	2.95%, $1,275,000 par, due 2/19/2023		(1)	1,228,947
Volkswagen Group of America Finance LLC	2.45%, $725,000 par, due 11/20/2019		(1)	729,720
Volkswagen Auto Loan Enhanced Trust	0.42%, $726,758 par, due 7/20/2016		(1)	726,788
Walgreens Boots Alliance Inc/old	3.30%, $990,000 par, due 11/18/2021		(1)	996,890
Waste Management Inc	2.60%, $400,000 par, due 9/1/2016		(1)	409,188
Wells Fargo Short Term Investment Fund S	0.19%, $2,695,406 units		(1)	12,567,472
				401,344,893
	Accrued income receivable			1,982,605
	Payable for investment securities purchased on a forward commitment basis			(4,943,509)
	Total			398,383,989

Royal Bank of Canada	1.81%
AT&T Inc	1.60%, $1,330,000 par, due 2/15/2017		(1)	1,332,719
Abay Leasing 2014 LLC	2.65%, $1,825,000 par, due 11/9/2026		(1)	1,825,741
Allendale Public School District/MI	5.85%, $860,000 par, due 5/1/2016		(1)	888,801
Ally Auto Receivables Trust 2014-3	1.28%, $1,800,000 par, due 6/17/2019		(1)	1,796,324
Ally Auto Receivables Trust 2014-2	1.25%, $1,750,000 par, due 4/15/2019		(1)	1,747,330
Amal Ltd/Cayman Islands	3.46%, $2,441,902 par, due 8/21/2021		(1)	2,577,906
American Express Credit Acct Mstr Tr	0.98%, $1,800,000 par, due 5/15/2019		(1)	1,799,379
American Express Credit Corp	2.75%, $1,000,000 par, due 9/15/2015		(1)	1,015,428
American Express Credit Corp	1.55%, $460,000 par, due 9/22/2017		(1)	460,900
American Honda Finance Corp	2.13%, $940,000 par, due 2/28/2017		(1)	957,138
American Honda Finance Corp	1.00%, $900,000 par, due 8/11/2015		(1)	903,353
AmeriCredit Auto Receivables T	0.90%, $1,800,000 par, due 1/8/2019		(1)	1,795,738
AmeriCredit Automobile Receivables Tr	0.92%, $1,800,000 par, due 4/9/2018		(1)	1,802,921
Anheuser-Busch InBev Worldwide Inc	3.63%, $861,000 par, due 4/15/2015		(1)	868,580
Arizona School Facilities Board	1.12%, $1,000,000 par, due 7/1/2017		(1)	997,560
50(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
State of Arkansas	0.82%, $1,715,000 par, due 7/1/2017		(1)	$1,698,519
Atmos Energy Corp	6.35%, $1,015,000 par, due 6/15/2017		(1)	1,133,594
BAE Systems Holdings Inc	5.20%, $750,000 par, due 8/15/2015		(1)	769,669
BAMLL Commercial Mortgage Securities
Trust 2013-DSNY	1.21%, $550,000 par, due 9/15/2026		(1)	549,632
BB&T Corp	2.15%, $925,000 par, due 3/22/2017		(1)	938,349
BHP Billiton Finance USA Ltd	1.63%, $1,175,000 par, due 2/24/2017		(1)	1,184,715
BNP Paribas SA	1.38%, $1,200,000 par, due 3/17/2017		(1)	1,196,628
Bank of America Corp	5.42%, $1,000,000 par, due 3/15/2017		(1)	1,072,147
Bank of America NA	0.52%, $900,000 par, due 6/15/2016		(1)	893,920
Bank of America NA	1.13%, $380,000 par, due 11/14/2016		(1)	378,630
Bank of Nova Scotia/The	1.38%, $425,000 par, due 7/15/2016		(1)	427,843
Bank of The West Auto Trust 2014-1	1.09%, $1,800,000 par, due 3/15/2019		(1)	1,800,733
Bear Stearns Commercial Mortgage Securities
Trust 2006-PWR14	5.20%, $1,600,000 par, due 12/11/2038		(1)	1,695,581
Becton Dickinson and Co	2.67%, $630,000 par, due 12/15/2019		(1)	638,285
Brazos Student Finance Corp	0.50%, $944,535 par, due 6/25/2027		(1)	939,993
Burlington Northern Santa Fe LLC	5.65%, $1,000,000 par, due 5/1/2017		(1)	1,096,858
CIT Equipment Collateral 2014-VT1	1.50%, $1,850,000 par, due 10/21/2019		(1)	1,844,657
CNH Equipment Trust 2014-A	0.84%, $1,800,000 par, due 5/15/2019		(1)	1,795,097
Commercial Mortgage Pass Through Certificates	2.37%, $2,000,000 par, due 11/15/2045		(1)	1,990,782
COMM 2012-CCRE4 Mortgage Trust	0.70%, $507,449 par, due 10/15/2045		(1)	505,934
CNH Equipment Trust 2013-B	0.69%, $1,800,000 par, due 8/15/2018		(1)	1,800,378
COMM 2013-CCRE9 Mortgage Trust	1.34%, $432,987 par, due 7/10/2045		(1)	435,506
CVS Health Corp	1.20%, $220,000 par, due 12/5/2016		(1)	220,608
Capital Auto Receivables Asset Trust	0.85%, $575,000 par, due 2/21/2017		(1)	575,244
Capital One Multi-Asset Execution Tr	1.48%, $2,000,000 par, due 7/15/2020		(1)	2,000,450
Cargill Inc	1.90%, $150,000 par, due 3/1/2017		(1)	151,565
CarMax Auto Owner Trust 2014-4	1.25%, $1,800,000 par, due 11/15/2019		(1)	1,795,064
Caterpillar Inc	1.50%, $800,000 par, due 6/26/2017		(1)	804,934
Caterpillar Financial Services Corp	2.25%, $300,000 par, due 12/1/2019		(1)	300,329
Chase Issuance Trust	0.21%, $1,175,000 par, due 4/15/2019		(1)	1,168,441
Chase Issuance Trust	0.43%, $1,400,000 par, due 5/15/2019		(1)	1,400,858
Chevron Corp	1.10%, $1,100,000 par, due 12/5/2017		(1)	1,093,200
Chevron Corp	2.19%, $340,000 par, due 11/15/2019		(1)	341,258
Chrysler Capital Auto Receivab	0.83%, $1,800,000 par, due 9/17/2018		(1)	1,798,038
Citigroup Inc	4.59%, $750,000 par, due 12/15/2015		(1)	774,989
Citigroup Inc	4.45%, $750,000 par, due 1/10/2017		(1)	792,812
Citigroup Inc	1.85%, $350,000 par, due 11/24/2017		(1)	349,598
Citibank Credit Card Issuance Trust	1.02%, $1,700,000 par, due 2/22/2019		(1)	1,693,464
Citibank Credit Card Issuance Trust	1.23%, $1,800,000 par, due 4/24/2019		(1)	1,797,179
Citigroup Commercial Mortgage Trust 2006-C5	5.43%, $800,000 par, due 10/15/2049		(1)	847,138
Citigroup Commercial Mortgage Trust 2006-C5	5.42%, $1,575,003 par, due 10/15/2049		(1)	1,670,062
Citigroup Commercial Mortgage Trust 2012-GC8	2.61%, $1,500,000 par, due 5/10/2022		(1)	1,502,562
County of Collin TX	1.48%, $1,070,000 par, due 2/15/2018		(1)	1,068,181
Covidien International Finance SA	6.00%, $400,000 par, due 10/15/2017		(1)	447,636
Covidien International Finance SA	1.35%, $900,000 par, due 5/29/2015		(1)	902,701
Credit Suisse/New York NY	1.38%, $300,000 par, due 5/26/2017		(1)	299,116
DBRR 2011-LC2 Trust	4.54%, $2,500,000 par, due 7/12/2044		(1)	2,763,763
Daimler Finance North America LLC	2.95%, $650,000 par, due 1/11/2017		(1)	670,450
Daimler Finance North America LLC	1.38%, $500,000 par, due 8/1/2017		(1)	497,667
City of Dallas TX	2.07%, $1,125,000 par, due 2/15/2018		(1)	1,147,545
John Deere Capital Corp	5.35%, $300,000 par, due 4/3/2018		(1)	334,720
John Deere Capital Corp	1.40%, $490,000 par, due 3/15/2017		(1)	491,333
John Deere Capital Corp	1.20%, $400,000 par, due 10/10/2017		(1)	397,722
DIRECTV Holdings LLC / DIRECTV Financing Co Inc	2.40%, $1,200,000 par, due 3/15/2017		(1)	1,222,643
Discover Card Execution Note Trust	1.39%, $1,800,000 par, due 4/15/2020		(1)	1,796,242
DNB Boligkreditt AS	1.45%, $1,225,000 par, due 3/21/2018		(1)	1,219,594
Eaton Corp	1.50%, $750,000 par, due 11/2/2017		(1)	745,655
Ecolab Inc	3.00%, $940,000 par, due 12/8/2016		(1)	970,571
EdLinc Student Loan Funding Trust 2012-1	1.17%, $1,274,215 par, due 9/25/2030		(1)	1,288,651
Edsouth Indenture No 4 LLC	0.74%, $1,266,590 par, due 2/26/2029		(1)	1,266,005
Edsouth Indenture No 2 LLC	1.32%, $1,056,947 par, due 9/25/2040		(1)	1,067,422
Elkhart Community Schools	1.35%, $1,140,000 par, due 1/20/2017		(1)	1,137,401
Entergy Gulf States Louisiana LLC	6.00%, $1,000,000 par, due 5/1/2018		(1)	1,130,345
Ethiopian Leasing 2012 LLC	2.57%, $1,275,000 par, due 8/14/2026		(1)	1,256,961
Export Leasing 2009 LLC	1.86%, $1,578,840 par, due 8/28/2021		(1)	1,577,418
Freddie Mac Gold Pool	5.00%, $253,387 par, due 8/1/2018		(1)	266,605
Freddie Mac Non Gold Pool	2.48%, $2,219,089 par, due 2/1/2042		(1)	2,310,818
Freddie Mac Non Gold Pool	2.17%, $2,130,499 par, due 7/1/2042		(1)	2,199,368
Freddie Mac Non Gold Pool	2.20%, $1,902,345 par, due 8/1/2042		(1)	1,972,317
Freddie Mac Non Gold Pool	2.41%, $2,580,239 par, due 4/1/2038		(1)	2,770,410
Freddie Mac Gold Pool	5.50%, $656,118 par, due 11/1/2021		(1)	710,741

51(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Freddie Mac Gold Pool	3.00%, $1,670,250 par, due 10/1/2026		(1)	$1,739,654
Freddie Mac Gold Pool	2.50%, $914,571 par, due 7/1/2023		(1)	939,981
Freddie Mac Non Gold Pool	2.29%, $1,553,930 par, due 8/1/2043		(1)	1,576,821
Freddie Mac Non Gold Pool	2.77%, $1,800,000 par, due 12/1/2044		(1)	1,851,935
Freddie Mac Non Gold Pool	2.72%, $3,449,444 par, due 8/1/2044		(1)	3,548,812
Freddie Mac Non Gold Pool	2.65%, $1,800,000 par, due 1/1/2045		(1)	1,842,682
Freddie Mac REMICS	5.50%, $571,558 par, due 10/15/2016		(1)	587,752
Federal National Mortgage Association	0.88%, $7,000,000 par, due 5/21/2018		(1)	6,883,604
Fannie Mae-Aces	1.23%, $3,193,851 par, due 4/25/2018		(1)	3,186,189
Fannie Mae-Aces	2.03%, $3,000,000 par, due 3/25/2019		(1)	3,025,356
Fannie Mae-Aces	2.17%, $3,500,000 par, due 9/25/2019		(1)	3,515,813
FHLMC Multifamily Structured Pass Through	3.88%, $825,000 par, due 11/25/2017		(1)	877,213
FHLMC Multifamily Structured Passthrough	2.70%, $3,000,000 par, due 5/25/2018		(1)	3,101,049
FHLMC Multifamily Structured Pass
Through Certificates	2.09%, $1,725,000 par, due 3/25/2019		(1)	1,740,416
FHLMC K710 A2 Multifam	1.88%, $1,675,000 par, due 5/25/2019		(1)	1,674,682
FHMS K502 A2 MULTIFAMILY	1.43%, $4,525,000 par, due 8/25/2017		(1)	4,548,738
FHLMC Multifamily Structured Pass
Through Certificates	2.99%, $1,800,000 par, due 9/25/2021		(1)	1,863,763
Fannie Mae Pool	5.50%, $2,618,436 par, due 4/1/2033		(1)	2,971,739
Fannie Mae Pool	3.23%, $1,121,935 par, due 11/1/2041		(1)	1,176,124
Fannie Mae Pool	2.49%, $2,117,478 par, due 3/1/2042		(1)	2,207,382
Fannie Mae Pool	2.57%, $1,766,715 par, due 9/1/2019		(1)	1,810,855
Fannie Mae Pool	2.57%, $982,043 par, due 9/1/2019		(1)	1,006,561
Fannie Mae Pool	2.51%, $2,696,509 par, due 7/1/2020		(1)	2,730,215
Fannie Mae Pool	2.56%, $1,800,000 par, due 3/1/2021		(1)	1,829,441
Fannie Mae Pool	2.50%, $2,660,525 par, due 11/1/2024		(1)	2,736,268
Fannie Mae Pool	2.50%, $2,582,305 par, due 11/1/2024		(1)	2,655,824
Fannie Mae Pool	2.83%, $3,446,151 par, due 8/1/2044		(1)	3,558,796
Fannie Mae Pool	2.86%, $1,743,330 par, due 8/1/2044		(1)	1,801,334
Fannie Mae Pool	2.84%, $1,742,216 par, due 8/1/2044		(1)	1,799,276
Fannie Mae Pool	2.81%, $1,741,630 par, due 8/1/2044		(1)	1,797,848
Fannie Mae REMIC Trust 2002-W12	5.07%, $563,620 par, due 2/25/2033		(1)	596,302
Fannie Mae REMICS	4.50%, $1,208,103 par, due 9/25/2018		(1)	1,264,399
Fannie Mae Pool	4.50%, $330,718 par, due 7/1/2018		(1)	347,551
Fannie Mae Pool	1.93%, $1,427,500 par, due 6/1/2033		(1)	1,530,105
Fannie Mae Pool	5.00%, $1,421,489 par, due 6/1/2035		(1)	1,574,172
Fannie Mae Pool	1.78%, $1,343,014 par, due 10/1/2033		(1)	1,409,316
Fannie Mae Pool	5.50%, $435,501 par, due 4/1/2036		(1)	486,891
Fannie Mae Pool	5.00%, $722,216 par, due 1/1/2019		(1)	771,664
Fannie Mae Pool	5.00%, $306,662 par, due 2/1/2019		(1)	328,472
Fannie Mae Pool	1.93%, $810,776 par, due 3/1/2034		(1)	869,964
Fannie Mae Pool	1.95%, $1,124,845 par, due 8/1/2034		(1)	1,182,532
Fannie Mae Pool	5.50%, $1,161,720 par, due 9/1/2036		(1)	1,308,857
Fannie Mae Pool	5.50%, $1,147,972 par, due 11/1/2021		(1)	1,249,933
Fannie Mae Pool	3.00%, $1,242,837 par, due 12/1/2021		(1)	1,294,835
Fannie Mae Pool	2.00%, $1,399,928 par, due 4/1/2023		(1)	1,423,090
Fannie Mae Pool	3.00%, $2,536,486 par, due 1/1/2022		(1)	2,647,313
Fannie Mae Pool	2.00%, $1,373,840 par, due 5/1/2023		(1)	1,396,510
Fannie Mae Pool	2.00%, $1,375,649 par, due 6/1/2023		(1)	1,398,388
Fannie Mae Pool	2.00%, $2,853,096 par, due 8/1/2023		(1)	2,900,309
Fannie Mae Pool	2.00%, $4,145,514 par, due 8/1/2023		(1)	4,214,093
Fifth Third Auto Trust 2014-1	0.68%, $1,300,000 par, due 4/16/2018		(1)	1,298,190
Fifth Third Auto Trust 2014-2	0.89%, $1,700,000 par, due 11/15/2018		(1)	1,696,008
Ford Credit Auto Lease Trust 2014-B	0.89%, $1,800,000 par, due 9/15/2017		(1)	1,797,388
Ford Credit Auto Owner Trust 2014-C	1.06%, $3,600,000 par, due 5/15/2019		(1)	3,589,603
Ford Motor Credit Co LLC	2.50%, $1,000,000 par, due 1/15/2016		(1)	1,011,186
GE Equipment Transportation LLC Series 2013-2	0.92%, $500,000 par, due 9/25/2017		(1)	501,093
Ginnie Mae II pool	1.50%, $2,158,443 par, due 6/20/2058		(1)	2,207,422
Ginnie Mae II pool	2.50%, $1,310,924 par, due 3/20/2042		(1)	1,350,657
Ginnie Mae II pool	5.46%, $2,769,932 par, due 7/20/2059		(1)	2,923,483
GE Capital Commercial Mortgage Corp Series
2006-C1 Trust	5.27%, $1,201,532 par, due 3/10/2044		(1)	1,231,226
GE Equipment Small Ticket LLC Series 2013-1	1.02%, $900,000 par, due 2/24/2017		(1)	900,895
GE Equipment Midticket LLC Series 2013-1	0.95%, $1,500,000 par, due 4/22/2016		(1)	1,504,187
General Electric Capital Corp	1.10%, $750,000 par, due 5/9/2016		(1)	756,740
General Electric Capital Corp	3.35%, $750,000 par, due 10/17/2016		(1)	779,907
General Electric Capital Corp	2.30%, $1,000,000 par, due 4/27/2017		(1)	1,024,250
General Mills Inc	5.70%, $1,000,000 par, due 2/15/2017		(1)	1,092,496
HSBC USA Inc	1.63%, $700,000 par, due 1/16/2018		(1)	697,304
Harley-Davidson Motorcycle Trust 2013-1	0.65%, $2,034,709 par, due 7/15/2016		(1)	2,034,774
Honda Auto Receivables 2013-4 Owner Trust	0.69%, $1,000,000 par, due 9/18/2017		(1)	999,248
Honda Auto Receivables Owner Trust 2014-3	0.88%, $1,600,000 par, due 6/15/2018		(1)	1,594,632

52(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Honda Auto Receivables 2014-4 Owner Trust	0.99%, $1,800,000 par, due 9/17/2018		(1)	$1,795,597
Hyundai Auto Receivables Trust 2013-B	0.71%, $1,800,000 par, due 5/16/2016		(1)	1,801,172
Intel Corp	1.35%, $500,000 par, due 12/15/2017		(1)	499,268
International Business Machines Corp	5.70%, $1,120,000 par, due 9/14/2017		(1)	1,248,168
JPMorgan Chase & Co	3.40%, $750,000 par, due 6/24/2015		(1)	759,707
JPMorgan Chase & Co	3.15%, $1,250,000 par, due 7/5/2016		(1)	1,284,921
JP Morgan Chase Commercial Mortgage Securities
Trust 2006-LDP6	5.47%, $1,238,957 par, due 4/15/2043		(1)	1,276,690
JP Morgan Chase Commercial Mortgage Securities Corp	0.67%, $669,918 par, due 12/15/2047		(1)	669,806
JPMBB Commercial Mortgage Securities
Trust 2013-C12	3.16%, $1,825,000 par, due 7/15/2045		(1)	1,886,951
JPMBB Commercial Mortgage Securities
Trust 2013-C14	3.76%, $1,725,000 par, due 6/15/2023		(1)	1,835,000
Kellogg Co	1.75%, $1,080,000 par, due 5/17/2017		(1)	1,085,651
KeyBank NA/Cleveland OH	2.50%, $250,000 par, due 12/15/2019		(1)	251,024
Kimco Realty Corp	4.30%, $1,000,000 par, due 2/1/2018		(1)	1,070,648
Kraft Foods Group Inc	1.63%, $800,000 par, due 6/4/2015		(1)	803,409
LB-UBS Commercial Mortgage Trust 2006-C6	5.37%, $1,625,000 par, due 9/15/2039		(1)	1,717,827
LB-UBS Commercial Mortgage Trust 2006-C7	5.33%, $1,402,244 par, due 11/15/2038		(1)	1,489,955
M&T Bank Auto Receivables Trust 2013-1	1.06%, $1,000,000 par, due 11/15/2017		(1)	1,003,117
MassMutual Global Funding II	3.13%, $1,000,000 par, due 4/14/2016		(1)	1,029,829
Medtronic Inc	2.50%, $380,000 par, due 3/15/2020		(1)	380,997
Mercedes Benz Auto Lease Trust 2014-A	0.68%, $1,800,000 par, due 12/15/2016		(1)	1,799,915
MetLife Inc	6.75%, $1,000,000 par, due 6/1/2016		(1)	1,078,096
Metropolitan Transportation Authority	1.07%, $1,000,000 par, due 7/1/2017		(1)	998,040
Micron Semiconductor Asia Pte Ltd	1.26%, $1,945,800 par, due 1/15/2019		(1)	1,942,654
MMAF Equipment Finance LLC 2013-A	1.03%, $900,000 par, due 12/11/2017		(1)	901,112
Morgan Stanley	5.45%, $1,000,000 par, due 1/9/2017		(1)	1,073,714
Morgan Stanley Capital I Trust 2006-TOP23	5.81%, $1,750,000 par, due 6/12/2016		(1)	1,836,039
Morgan Stanley Capital I Trust 2007-IQ13	5.31%, $1,530,067 par, due 3/15/2044		(1)	1,625,786
Morgan Stanley Capital I Trust 2007-IQ13	5.36%, $1,625,000 par, due 3/15/2044		(1)	1,741,433
Morgan Stanley Capital I Trust 2012-C4	2.11%, $1,200,000 par, due 3/15/2045		(1)	1,220,059
Morgan Stanley	1.88%, $150,000 par, due 1/5/2018		(1)	149,451
National Australia Bank Ltd	2.00%, $1,450,000 par, due 6/20/2017		(1)	1,471,598
National City Bank/Cleveland OH	5.25%, $500,000 par, due 12/15/2016		(1)	536,956
New Hampshire Higher Education Loan Corp	0.66%, $1,438,015 par, due 10/25/2028		(1)	1,438,605
New York Life Global Funding	1.65%, $1,190,000 par, due 5/15/2017		(1)	1,199,058
New York City Transitional Fin Auth Future
Tax Sec Revenue	1.75%, $750,000 par, due 2/1/2018		(1)	752,235
New York State Urban Development Corp	6.45%, $825,000 par, due 3/15/2018		(1)	883,303
Norfolk Southern Corp	5.75%, $1,080,000 par, due 4/1/2018		(1)	1,212,002
Oracle Corp	1.20%, $1,015,000 par, due 10/15/2017		(1)	1,011,388
Overseas Private Investment Corp	2.52%, $1,400,000 par, due 9/15/2022		(1)	1,399,257
Overseas Private Investment Corp	1.53%, $1,000,000 par, due 11/17/2017		(1)	1,015,926
Pennsylvania Higher Ed Assistance	0.72%, $990,524 par, due 4/25/2030		(1)	992,523
PNC Bank NA	1.30%, $300,000 par, due 10/3/2016		(1)	301,484
PepsiCo Inc	0.95%, $1,000,000 par, due 2/22/2017		(1)	996,620
Petroleos Mexicanos	1.95%, $1,600,000 par, due 12/20/2022		(1)	1,575,397
State of Rhode Island	6.21%, $910,000 par, due 2/1/2016		(1)	960,196
Rio Tinto Finance USA Ltd	2.25%, $1,290,000 par, due 9/20/2016		(1)	1,313,731
Rio Tinto Finance USA PLC	2.00%, $700,000 par, due 3/22/2017		(1)	708,405
Royal Bank of Scotland PLC/The	3.95%, $700,000 par, due 9/21/2015		(1)	714,409
Royal Bank of Canada	1.20%, $1,820,000 par, due 9/19/2017		(1)	1,809,608
SLC Student Loan Trust 2008-2	0.69%, $10,694 par, due 6/15/2017		(1)	10,695
SLM Student Loan Trust 2012-7	0.33%, $56,004 par, due 2/27/2017		(1)	55,971
SLM Student Loan Trust 2013-3	0.47%, $1,800,000 par, due 5/26/2020		(1)	1,797,181
SABMiller Holdings Inc	2.45%, $1,000,000 par, due 1/15/2017		(1)	1,020,268
Santander Drive Auto Receivabl	0.80%, $1,700,000 par, due 4/16/2018		(1)	1,695,539
Schlumberger SA	2.65%, $1,000,000 par, due 1/15/2016		(1)	1,019,524
Sherwin-Williams Co/The	1.35%, $800,000 par, due 12/15/2017		(1)	794,481
Siemens Financieringsmaatschappij NV	5.75%, $1,000,000 par, due 10/17/2016		(1)	1,081,182
Small Business Administration Participation Certificates	5.51%, $2,050,725 par, due 11/1/2027		(1)	2,300,259
Small Business Administration Participation Certificates	6.77%, $1,614,502 par, due 11/1/2028		(1)	1,851,620
Small Business Administration Participation Certificates	5.72%, $1,550,572 par, due 1/1/2029		(1)	1,750,251
United States Small Business Administration	4.64%, $1,635,927 par, due 2/10/2015		(1)	1,643,796
United States Small Business Administration	5.68%, $229,928 par, due 8/10/2016		(1)	239,062
South Carolina Student Loan Corp	0.67%, $964,780 par, due 8/25/2034		(1)	955,460
Board of Trustees of The Leland Stanford
Junior University	4.25%, $1,000,000 par, due 5/1/2016		(1)	1,043,937
Target Corp	6.00%, $350,000 par, due 1/15/2018		(1)	394,383
Tesco PLC	2.70%, $1,000,000 par, due 1/5/2017		(1)	993,059
Texas Children's Hospital	2.37%, $1,750,000 par, due 10/1/2020		(1)	1,767,500
Time Warner Inc	3.15%, $600,000 par, due 7/15/2015		(1)	608,385

53(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014
		Description of investment, including
		maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	shares	Cost	Current value
	Total Capital Intl	1.50%, $1,000,000 par, due 2/17/2017		(1)	$1,006,639
	Total Capital International SA	0.75%, $560,000 par, due 1/25/2016		(1)	560,354
	Toyota Auto Receivables 2014-A Owner Trust	0.67%, $1,800,000 par, due 12/15/2017		(1)	1,798,027
	Toyota Auto Receivables 2014-B Owner Trust	0.76%, $1,700,000 par, due 3/15/2018		(1)	1,694,961
	Toyota Motor Credit Corp	2.05%, $900,000 par, due 1/12/2017		(1)	916,808
	UBS AG/Stamford CT	1.38%, $325,000 par, due 8/14/2017		(1)	322,886
	Ukraine Government AID Bonds	1.84%, $850,000 par, due 5/16/2019		(1)	855,738
	Union Pacific Corp	5.65%, $360,000 par, due 5/1/2017		(1)	391,845
	Union Pacific Corp	5.75%, $910,000 par, due 11/15/2017		(1)	1,016,414
	United States Treasury Inflation Indexed Bonds	0.13%, $6,663,000 par, due 4/15/2019		(1)	6,677,176
	United States Treasury Note/Bond	1.75%, $7,000,000 par, due 9/30/2019		(1)	7,041,013
	United States Treasury Note/Bond	1.50%, $7,000,000 par, due 8/31/2018		(1)	7,033,908
	United States Treasury Inflation Indexed Bonds	0.13%, $111,000 par, due 4/15/2018		(1)	113,585
	United States Treasury Note/Bond	1.00%, $9,150,000 par, due 5/31/2018		(1)	9,061,355
	United States Treasury Note/Bond	1.63%, $7,000,000 par, due 6/30/2019		(1)	7,017,500
	United Technologies Corp	1.80%, $940,000 par, due 6/1/2017		(1)	952,288
	Ventas Realty LP / Ventas Capital Corp	2.00%, $1,000,000 par, due 2/15/2018		(1)	1,000,883
	Verizon Communications Inc	2.50%, $549,000 par, due 9/15/2016		(1)	561,174
	Volkswagen Group of America Finance LLC	1.60%, $590,000 par, due 11/20/2017		(1)	587,842
	Westar Energy Inc	5.15%, $1,500,000 par, due 1/1/2017		(1)	1,576,587
	Windermere Aviation LLC	2.35%, $1,368,471 par, due 5/27/2026		(1)	1,345,582
	Wisconsin Electric Power Co	6.25%, $1,000,000 par, due 12/1/2015		(1)	1,050,211
	State of Wisconsin	1.08%, $950,000 par, due 5/1/2016		(1)	952,385
	World Omni Auto Receivables Trust 2013-A	0.64%, $2,700,000 par, due 4/16/2018		(1)	2,698,296
	FN 2.78 MultiFamily FWD January 2015	2.78%, $1,250,000 par, due 1/1/2045		(1)	1,264,063
	Wells Fargo Short Term Investment Fund S	0.19%, $2,695,406 units		(1)	2,695,406
					366,100,786

		Accrued income receivable			1,213,230
		Payable for securities purchased on a forward commitment basis			(1,271,940)
		Receivable for investment payments due			253,754
		Total			366,295,830

	Total underlying securities of security-backed contracts at fair value				$3,549,669,778
	Accrued income receivable				7,663,618
	Deposits with brokers for futures transactions				103,872
	Variation margin payable				(11,407)
	Receivable for investment securities sold				6,916,000
	Receivable for investment payments due				710,478
		Payable for investment securities purchased on a forward commitment basis			(11,586,289)
	Wrapper contract fee payable				(1,259,696)
	Payable for investment securities purchased				(6,951,000)
	Investment management fee payable				(100,114)
	Wrapper contracts at fair value				603,523
	Pending trades				(5,628,573)
	Total security-backed contracts				3,540,130,190
	Adjustment from fair value to contract value
	for fully benefit investment contract				(62,933,989)
	Total security-back contracts at contract value				3,477,196,201
	Collective Investment Fund
	Wells Fargo Short Term Investment Fund S	0.19%			326,059,632
	Wells Fargo Stable Return Fund G	1.64%			150,997,676
	Adjustment from fair value to contract value
	for fully benefit investment contract				(2,084,781)
	Stable Return Fund at contract value				474,972,527
	Total Stable Value Fund				3,952,168,728
*	Wells Fargo – ESOP
	Wells Fargo & Co. common stock allocated	Common stock fund	176,476,515	6,244,232,631	9,674,442,552
	Wells Fargo & Co. common stock unallocated	Common stock fund	20	1,045	1,096
	Wells Fargo ESOP – Unallocated	Convertible preferred stock	1,377,713	1,497,106,508	1,717,835,585
	Short-term investments	Money Market Fund	115,501,917	115,501,917	115,501,917
	Total Wells Fargo – ESOP				11,507,781,150
*	Wells Fargo – Non-ESOP
	Wells Fargo & Co. common stock	Common stock fund	17,675,145	627,641,990	968,951,449
	Short-term investments	Money market fund	16,821,626	16,821,626	16,821,626
	Total Wells Fargo – Non-ESOP				985,773,075
					$36,269,308,790
*	Represents a party-in-interest.
(1)	Cost information not required as investments are participant directed.
See accompanying report of independent registered public accounting firm.

54(Continued)

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLS FARGO & COMPANY 401(k) PLAN

/s/ Justin C. Thornton
Justin C. Thornton
Executive Vice President
Director of Compensation & Benefits
Wells Fargo & Company

June 18, 2015

EXHIBIT INDEX

Exhibit No.	Description	Location

(23)	Consent of Independent Registered Public Accounting Firm	Filed herewith